SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of March 31, 2025 and Comparative Information (Unaudited) (US$).

ITEM 2 YPF S.A.’s Condensed Interim Consolidated Financial Statements as of March  31, 2025 and Comparative Information (Unaudited) (AR$).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 14, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer

Item 1

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF MARCH 31, 2025

AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

CONTENT

1
YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection and Customs Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Subsidiary Argentina LNG S.A.U.
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana—Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD	Record of decision
RQT	Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SC Gas	Subsidiary SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Subsidiary Sur Inversiones Energéticas S.A.U.
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMOS	Associate VMOS S.A.
WEM	Wholesale Electricity Market
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
Y-TEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

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YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 49 beginning on January 1, 2025.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404 of the Book of Corporations 108, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book of Corporations 113, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN

President

3
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024

(Amounts expressed in millions of United States dollars)

	Notes	March 31, 2025	December 31, 2024
ASSETS
Non-current assets
Intangible assets	8	594	491
Property, plant and equipment	9	18,957	18,736
Right-of-use assets	10	656	743
Investments in associates and joint ventures	11	2,104	1,960
Deferred income tax assets, net	19	309	330
Other receivables	14	438	337
Trade receivables	15	2	1

Total non-current assets		23,060	22,598

Current assets
Assets held for sale	12	1,534	1,537
Inventories	13	1,617	1,546
Contract assets	26	25	30
Other receivables	14	634	552
Trade receivables	15	1,614	1,620
Investments in financial assets	16	292	390
Cash and cash equivalents	17	938	1,118

Total current assets		6,654	6,793

TOTAL ASSETS		29,714	29,391

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,508	4,506
Retained earnings		7,167	7,146

Shareholders’ equity attributable to shareholders of the parent company		11,675	11,652

Non-controlling interest		233	218

TOTAL SHAREHOLDERS’ EQUITY		11,908	11,870

LIABILITIES
Non-current liabilities
Provisions	18	1,079	1,084
Contract liabilities	26	149	114
Deferred income tax liabilities, net	19	95	90
Income tax liability		2	2
Salaries and social security	21	33	34
Lease liabilities	22	344	406
Loans	23	7,543	7,035
Other liabilities	24	136	74
Accounts payable	25	6	6

Total non-current liabilities		9,387	8,845

Current liabilities
Liabilities directly associated with assets held for sale	12	2,087	2,136
Provisions	18	115	116
Contract liabilities	26	83	73
Income tax liability		138	126
Taxes payable	20	226	247
Salaries and social security	21	428	412
Lease liabilities	22	349	370
Loans	23	2,023	1,907
Other liabilities	24	260	410
Accounts payable	25	2,710	2,879

Total current liabilities		8,419	8,676

TOTAL LIABILITIES		17,806	17,521

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		29,714	29,391

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

4
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

		For the three-month periods ended March 31,
Net income	Notes	2025	2024

Revenues	26	4,608	4,310
Costs	27	(3,329)	(3,019)

Gross profit		1,279	1,291

Selling expenses	28	(528)	(467)
Administrative expenses	28	(206)	(141)
Exploration expenses	28	(30)	(23)
Other net operating results	29	(323)	6

Operating profit		192	666

Income from equity interests in associates and joint ventures	11	81	129

Financial income	30	16	36
Financial costs	30	(285)	(336)
Other financial results	30	13	41

Net financial results	30	(256)	(259)

Net profit before income tax		17	536

Income tax	19	(27)	121

Net (loss) / profit for the period		(10)	657

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(38)	(27)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		84	285

Other comprehensive income for the period		46	258

Total comprehensive income for the period		36	915

Net (loss) / profit for the period attributable to:
Shareholders of the parent company		(16)	649
Non-controlling interest		6	8
Other comprehensive income for the period attributable to:
Shareholders of the parent company		37	214
Non-controlling interest		9	44
Total comprehensive income for the period attributable to:
Shareholders of the parent company		21	863
Non-controlling interest		15	52
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	33	(0.04)	1.66

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

5
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

(Amounts expressed in millions of United States dollars)

	For the three-month period ended March 31, 2025
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,922	11	3	(28)	(42)	640	4,506
Accrual of share-based benefit plans (3)	-	-	2	-	-	-	2
Settlement of share-based benefit plans	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net (loss) / profit for the period	-	-	-	-	-	-	-

Balance at the end of the period	3,922	11	5	(28)	(42)	640	4,508

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	4,236	36	(331)		2,418	11,652	218	11,870
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	2	-	2
Settlement of share-based benefit plans	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	46		(9)	37	9	46
Net (loss) / profit for the period	-	-	-	-	-		(16)	(16)	6	(10)

Balance at the end of the period	787	-	4,236	36	(285)	(1)	2,393	11,675	233	11,908

(1)    Includes (2,005) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 1,720 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 38.
(4) Includes 70 restricted to the distribution of retained earnings as of March 31, 2025 and December 31, 2024, respectively. See Note 31 to the annual consolidated financial statements.

.

HORACIO DANIEL MARÍN

President

6
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (cont.)

(Amounts expressed in millions of United States dollars)

	For the three-month period ended March 31, 2024
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	14	1	(30)	(40)	640	4,504
Accrual of share-based benefit plans (3)	-	-	1	-	-	-	1
Settlement of share-based benefit plans	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-
Net profit for the period	-	-	-	-	-	-	-

Balance at the end of the period	3,919	14	2	(30)	(40)	640	4,505

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	226	5,325	35	(684)		(1,244)	8,949	102	9,051
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	1	-	1
Settlement of share-based benefit plans	-	-	-	-	-		-	-	-	-
Other comprehensive income	-	-	-	-	214		-	214	44	258
Net profit for the period	-	-	-	-	-		649	649	8	657

Balance at the end of the period	787	226	5,325	35	(470)	(1)	(595)	9,813	154	9,967

(1)    Includes (1,900) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar, and 1,430 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1) to the annual consolidated financial statements.

(2) Net of employees’ income tax withholding related to the share-based benefit plans.
(3) See Note 38.
(4) Includes 70 restricted to the distribution of retained earnings as of March 31, 2024 and December 31, 2023, respectively. See Note 31 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

7
YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024

(Amounts expressed in millions of United States dollars)

	For the three-month periods ended March 31,
	2025	2024
Cash flows from operating activities
Net (loss) / profit	(10)	657
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(81)	(129)
Depreciation of property, plant and equipment	718	576
Amortization of intangible assets	14	10
Depreciation of right-of-use assets	74	66
Retirement of property, plant and equipment and intangible assets and consumption of materials	99	90
Charge on income tax	27	(121)
Net increase in provisions	261	163
Effect of changes in exchange rates, interest and others	254	242
Share-based benefit plans	2	1
Result from sale of assets	(14)	-
Result from changes in fair value of assets held for sale	200	-
Changes in assets and liabilities:
Trade receivables	(14)	(448)
Other receivables	(224)	(128)
Inventories	(69)	125
Accounts payable	(282)	41
Taxes payable	(12)	107
Salaries and social security	27	(48)
Other liabilities	(104)	(49)
Decrease in provisions due to payment/use	(59)	(36)
Contract assets	5	(8)
Contract liabilities	45	(16)
Proceeds from collection of profit loss insurance	1	-
Income tax payments	(8)	(6)

Net cash flows from operating activities (1) (2)	850	1,089

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(1,205)	(1,181)
Additions of assets held for sale	(33)	-
Contributions and acquisitions of interests in associates and joint ventures	(71)	-
Acquisitions from business combinations net of cash and cash equivalents	(243)	-
Proceeds from sales of financial assets	97	84
Payments from purchase of financial assets	-	(130)
Interests received from financial assets	1	17
Proceeds from concessions, assignment agreements and sale of assets	71	2

Net cash flows used in investing activities	(1,383)	(1,208)

Financing activities: (3)
Payments of loans	(1,087)	(554)
Payments of interests	(221)	(202)
Proceeds from loans	1,767	1,114
Account overdrafts, net	-	56
Payments of leases	(105)	(101)
Payments of interests in relation to income tax	-	(1)

Net cash flows from financing activities	354	312

Effect of changes in exchange rates on cash and cash equivalents	(1)	(7)

(Decrease) / Increase in cash and cash equivalents	(180)	186

Cash and cash equivalents at the beginning of the fiscal year	1,118	1,123
Cash and cash equivalents at the end of the period	938	1,309

(Decrease) / Increase in cash and cash equivalents	(180)	186

(1) Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.

(2)    Includes 20 and 31 for the three-month periods ended March 31, 2025 and 2024, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3) The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month periods ended March 31,
	2025	2024
Unpaid acquisitions of property, plant and equipment and intangible assets	590	492
Unpaid additions of assets held for sale	5	-
Additions of right-of-use assets	11	64
Capitalization of depreciation of right-of-use assets	16	18
Capitalization of financial accretion for lease liabilities	3	3

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

8
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Midstream and Downstream, LNG and Integrated Gas and New Energies business segments (see Note 6).

Structure and organization of the economic group

The following table presents the main companies of the Group as of March 31, 2025:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship
Upstream
Eleran	Spain	Hydrocarbon exploration through the subsidiary YPF E&P Bolivia S.A.	100%	Subsidiary
SC Gas (4)	Argentina	Hydrocarbon exploitation	100%	Subsidiary

Midstream and Downstream
OPESSA	Argentina	Gas stations	100%	Subsidiary
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	50%	Joint venture
OLCLP	Argentina	Hydrocarbon transportation	85%	Joint venture
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
Oiltanking	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3)	Argentina	Hydrocarbon transportation	26.67%	Associate
YPF Gas	Argentina	Commercialization of natural gas	33.99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF Ventures	Argentina	Corporate investments	100%	Subsidiary
YPF EE	Argentina	Generation of electric power	75%	Joint venture
Profertil	Argentina	Production and commercialization of fertilizers	50%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (5)	Argentina	Generation of electric power	10.25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary

(1)	Held directly and indirectly.
(2)	See Note 36.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section to the annual consolidated financial statements.
(3)

On December 13, 2024, YPF, together with Pan American Sur S.A., Vista Energy S.A.U. and Pampa Energía S.A. signed a shareholders’ agreement to form a new company, VMOS, which main purpose is the construction of the “Vaca Muerta Sur Project”, an oil transportation infrastructure project. VMOS has granted stock options to Pluspetrol S.A., Chevron Argentina S.R.L., CDC ApS, Shell Compañía Argentina de Petróleo S.A., Shell Overseas Investments B.V., and Gas y Petróleo del Neuquén S.A. As of the date of issuance of these condensed interim consolidated financial statements, the aforementioned companies have exercised such stock options becoming shareholders of VMOS.

(4)

The change of MASA’s corporate name to SC Gas is in the process of being registered with the Argentine Registry of Companies (Inspección General de Justicia), see Note 4 “Acquisition of Mobil Argentina S.A.” section.

(5)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.

HORACIO DANIEL MARÍN

President

9
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of March 31, 2025, the Group carries out its operations in accordance with the following structure:

-	Upstream

-	Midstream and Downstream

-	LNG and Integrated Gas

-	New Energies

-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells natural gas, lubricants and derivatives in Chile.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the three-month period ended March 31, 2025, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2024 (“annual consolidated financial statements”) presented in U.S. dollars and in accordance with IFRS Accounting Standards as issued by the IASB.

These condensed interim consolidated financial statements corresponding to the three-month period ended March 31, 2025 are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the three-month period ended March 31, 2025 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 19.

Functional currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on May 7, 2025.

Business combinations

The Group analyzes whether the assets acquired and liabilities assumed in a transaction qualify as a business combination in accordance with IFRS 3 “Business combinations”. Business combinations are accounted for using the acquisition method, which requires, among others, the recognition and measurement at fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling interest. The excess of the consideration transferred over such fair value is recognized as goodwill and the shortfall as a gain in profit or loss for the period.

When the assets acquired are not a business, the Group accounts for the transaction as the acquisition of an asset.

HORACIO DANIEL MARÍN

President

10
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Adoption of new standards and interpretations effective as from January 1, 2025

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of March 31, 2025, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

In accordance with Article 1, Chapter III, Title IV of the CNV rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such agency.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other financial information corresponding to the fiscal year ended December 31, 2024 and for the three-month period ended March 31, 2024 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, changes have been made to the comparative figures in Notes 6 and 26 as mentioned in Note 6.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

HORACIO DANIEL MARÍN

President

11
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

4.	ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took place during the three-month period ended March 31, 2025 are described below:

Acquisition of Mobil Argentina S.A.

On December 17, 2024, the Company entered into a share purchase and sale agreement with ExxonMobil Argentina Upstream B.V., ExxonMobil Exploration and Production Gemini B.V., and QatarEnergy Argentina Holdings LLC (collectively, the “Sellers”) whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF acquired 100% of the shares and capital stock of Mobil Argentina S.A. (“MASA”).

MASA owns 54.45% of Sierra Chata unconventional exploitation concession in the Province of Neuquén. Pampa Energía S.A., operator of such concession, owns the remaining working interest.

On January 29, 2025 (“acquisition date”), after the fulfillment of all the closing conditions, the sale and transfer by the Sellers to YPF of 100% of MASA’s shares and capital stock was completed. The amount of the transaction was 327 in cash. As of the acquisition date, MASA will continue to operate under the corporate name SC Gas S.A.U. (“SC Gas”), being YPF its sole shareholder.

The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b)). The following table details the consideration transferred, the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date:

Fair value at acquisition date (1)
Fair value of identifiable assets and liabilities assumed:
Intangible assets	108
Property, plant and equipment	154
Other receivables	7
Trade receivables	10
Cash and cash equivalents	60
Provisions	(5)
Accounts payable	(7)

Total identifiable net assets / Consideration	327

(1)	In accordance with IFRS 3, during the measurement period, an entity may adjust the provisional amounts recognized in a business combination, therefore, fair values may be adjusted during the period.

Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)

On January 31, 2025, after the fulfillment of all the closing conditions of the share purchase and sale agreement of the subsidiary YPF Brasil, the sale and transfer by YPF to the GMZ HOLDING LTDA. and IGP HOLDING PARTICIPAÇÕES S.A., with the intervention of USIQUÍMICA DO BRASIL LTDA. as guarantor of the transaction, of 100% of the shares and capital stock of YPF Brasil was completed. The sale price of the transaction agreed by the parties was US$ 2.3 million. See Note 3 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section to the annual consolidated financial statements.

Based on the closing of the aforementioned share purchase and sale agreement and considering the fair value of the assets and liabilities of YPF Brasil classified as held for sale, as of the closing date of the transaction, the result from the sale did not have significant effects. In addition, the translation differences accumulated in the “Other comprehensive income” account and reclassified to the “Unappropriated retained earnings and losses” account in the statement of changes in shareholders’ equity due to the loss of control of the subsidiary amounts to a loss of 9.

HORACIO DANIEL MARÍN

President

12
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the three-month period ended March 31, 2025, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 17, 33 and 34 to the annual consolidated financial statements and Notes 18 and 34.

The Group monitors compliance with covenants on a quarterly basis. As of March 31, 2025, the Group is in compliance with its covenants.

6.	BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

As of the current fiscal year, as a consequence of the organizational structure changes in which the New Energies Vice Presidency was created and the Gas and Power Vice Presidency and the Downstream Vice Presidency were reformulated as the LNG and Integrated Gas Vice Presidency and the Midstream and Downstream Vice Presidency, respectively, the complete management scope of these new business units was determined. On January 1, 2025, these organizational changes resulted in a modification of the composition of the business segments according to how the chief decision maker allocates resources and assesses the performance of these business segments, creating the New Energies business segment and readjusting the composition and definition of the businesses of the remaining business segments. The changes in the business segments had no impact on the CGUs defined in Note 2.b.5) to the annual consolidated financial statements.

As aforementioned and in Note 5 to the annual consolidated financial statements, the comparative information for the fiscal year ended December 31, 2024 and the three-month period ended March 31, 2024 has been restated.

The business segments structure is organized as follows:

•	Upstream

The Upstream business segment performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in the Upstream business segment, were assigned to Central Administration and Others.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

HORACIO DANIEL MARÍN

President

13
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

•	Midstream and Downstream

The Midstream and Downstream business segment performs activities related to: (i) the refining, transportation and commercialization of refined products; (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to the Midstream and Downstream business segment.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products, through the businesses of B2C (Retail), B2B (Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

•	LNG and Integrated Gas

The LNG and Integrated Gas business segment performs activities related to: (i) natural gas commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to the Midstream and Downstream business segment. Furthermore, the assets related to the distribution of natural gas through our subsidiary Metrogas, the generation of conventional thermal electric power and renewable energy, and the production, storage, distribution and sale of fertilizers through our investments in associates and joint ventures, which were formerly included in the Gas and Power business segment, were assigned to the New Energies business segment.

Its revenues are mainly derived from the commercialization of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

HORACIO DANIEL MARÍN

President

14
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

•	New Energies

On January 1, 2025, as a consequence of the organizational changes described above, the New Energies Vice Presidency was created and during the current fiscal year the complete management scope of this new business unit was determined. As of that date, the assets related to the distribution of natural gas through our subsidiary Metrogas, the generation of conventional thermal electric power and renewable energy and the production, storage, distribution and sale of fertilizers through our investments in associates and joint ventures, which were formerly included in the Gas and Power business segment, were assigned to the New Energies business segment. In addition, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to the New Energies business segment.

The New Energies business segment performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC. Furthermore, through our investments in associates and joint ventures, the New Energies business segment performs activities related to: (i) the generation of conventional thermal electric power and renewable energy; and (ii) the production, storage, distribution and sale of fertilizers.

Its revenues are mainly derived from the sale of natural gas through our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment.

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; and (iii) the construction activities through our subsidiary AESA.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in the Upstream business segment, were assigned to Central Administration and Others. In addition, on January 1, 2025, as a consequence of the organizational changes described above, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to the New Energies business segment.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN

President

15
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the three-month period ended March 31, 2025
Revenues	18	3,856	333	189	212	-	4,608
Revenues from intersegment sales	2,049	62	67	3	281	(2,462)	-

Revenues	2,067	3,918	400	192	493	(2,462)	4,608

Operating profit or loss	(119)	382	(5)	24	(59)	(31)	192
Income from equity interests in associates and joint ventures	-	14	22	45	-	-	81

Net financial results							(256)
Net profit before income tax							17
Income tax							(27)
Net loss for the period							(10)

Acquisitions of property, plant and equipment	1,060	213	3	10	20	-	1,306
Acquisitions of right-of-use assets	2	1	-	-	8	-	11
Increases from business combinations (4)	262	-	-	-	-	-	262

Other income statement items
Depreciation of property, plant and equipment (2)	561	125	1	10	21	-	718
Amortization of intangible assets	-	9	-	4	1	-	14
Depreciation of right-of-use assets	41	31	-	-	2	-	74

Balance as of March 31, 2025
Assets	13,072	10,982	757	2,629	2,532	(258)	29,714

HORACIO DANIEL MARÍN

President

16
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

6.	BUSINESS SEGMENT INFORMATION (cont.)

	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total
For the three-month period ended March 31, 2024
Revenues	14		3,768	311	76	141	-	4,310
Revenues from intersegment sales	1,933		22	55	2	221	(2,233)	-

Revenues	1,947		3,790	366	78	362	(2,233)	4,310

Operating profit or loss	400	(3)	560	(33)	(25)	(26)	(210)	666
Income from equity interests in associates and joint ventures	-		13	27	89	-	-	129

Net financial results								(259)
Net profit before income tax								536
Income tax								121
Net profit for the period								657

Acquisitions of property, plant and equipment	1,009		214	-	5	24	-	1,252
Acquisitions of right-of-use assets	6		58	-	-	-	-	64
Increases from business combinations	-		-	-	-	-	-	-

Other income statement items
Depreciation of property, plant and equipment (2)	431		118	-	8	19	-	576
Amortization of intangible assets	-		7	-	3	-	-	10
Depreciation of right-of-use assets	42		24	-	-	-	-	66

Balance as of December 31, 2024
Assets	12,795		10,735	743	2,524	2,822	(228)	29,391

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes (6) of unproductive exploratory drillings as of March 31, 2024.
(4)	See Notes 8 and 9.

HORACIO DANIEL MARÍN

President

17
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below present the Group’s financial assets measured at fair value through profit or loss as of March 31, 2025 and December 31, 2024, and their allocation to their fair value hierarchy levels:

	As of March 31, 2025
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	284	-	-	284
- Private securities - NO	8	-	-	8

	292	-	-	292

Cash and cash equivalents:
- Mutual funds	353	-	-	353

	353	-	-	353

	645	-	-	645

	As of December 31, 2024
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	381	-	-	381
- Private securities - NO	9	-	-	9

	390	-	-	390

Cash and cash equivalents:
- Mutual funds	439	-	-	439

	439	-	-	439

	829	-	-	829

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

During the three-month period ended March 31, 2025, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value through profit or loss.

During the three-month period ended March 31, 2025, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 9,462 and 8,811 as of March 31, 2025 and December 31, 2024, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

8.	INTANGIBLE ASSETS

	March 31, 2025	December 31, 2024
Net carrying amount of intangible assets	634	531
Provision for impairment of intangible assets	(40)	(40)

	594	491

HORACIO DANIEL MARÍN

President

18
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

8.	INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the three-month period ended March 31, 2025 and as of the year ended December 31, 2024 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	964	110	431	1,505
Accumulated amortization	703	-	395	1,098

Balance as of December 31, 2023	261	110	36	407

Cost
Increases	86	-	4	90
Increases from business combinations	-	-	-	-
Translation effect	-	-	(12)	(12)
Adjustment for inflation (1)	-	-	51	51
Decreases, reclassifications and other movements	-	-	62	62

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(7)	(7)
Adjustment for inflation (1)	-	-	31	31
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,050	110	536	1,696
Accumulated amortization	730	-	435	1,165

Balance as of December 31, 2024	320	110	101	531

Cost
Increases	21	-	1	22
Increases from business combinations	-	108	-	108
Translation effect	-	-	(4)	(4)
Adjustment for inflation (1)	-	-	8	8
Decreases, reclassifications and other movements	-	(26)	12	(14)

Accumulated amortization
Increases	7	-	7	14
Translation effect	-	-	(3)	(3)
Adjustment for inflation (1)	-	-	6	6
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,071	192	553	1,816
Accumulated amortization	737	-	445	1,182

Balance as of March 31, 2025	334	192	108	634

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2025	December 31, 2024
Net carrying amount of property, plant and equipment	19,778	19,456
Provision for obsolescence of materials and equipment	(361)	(223)
Provision for impairment of property, plant and equipment	(460)	(497)

	18,957	18,736

HORACIO DANIEL MARÍN

President

19
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the three-month periods ended March 31, 2025 and as of the year ended December 31, 2024 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,340	53,101	8,911	677	1,439	5,665	131	869	1,382	810	843	75,168
Accumulated depreciation	688	44,894	5,858	370	-	-	-	786	981	411	648	54,636

Balance as of December 31, 2023	652	8,207	3,053	307	1,439	5,665	131	83	401	399	195	20,532

Cost
Increases	1	169	95	28	1,263	3,928	99	2	-	-	15	5,600
Increases from business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Translation effect	(43)	-	-	(12)	(4)	(6)	-	(7)	-	(176)	(42)	(290)
Adjustment for inflation (1)	151	-	-	48	16	24	-	31	-	746	182	1,198
Decreases, reclassifications and other movements	(94)	(24,759)	325	(13)	(1,151)	(3,543)	(171)	1	183	(5)	(45)	(29,272)	(2)

Accumulated depreciation
Increases	29	2,160	372	41	-	-	-	39	72	25	33	2,771
Translation effect	(19)	-	-	(8)	-	-	-	(5)	-	(89)	(30)	(151)
Adjustment for inflation (1)	80	-	-	32	-	-	-	22	-	376	129	639
Decreases, reclassifications and other movements	(63)	(24,725)	-	(57)	-	-	-	(42)	(12)	(12)	(36)	(24,947)	(2)

Cost	1,355	28,511	9,331	728	1,563	6,068	59	896	1,565	1,375	953	52,404
Accumulated depreciation	715	22,329	6,230	378	-	-	-	800	1,041	711	744	32,948

Balance as of December 31, 2024	640	6,182	3,101	350	1,563	6,068	59	96	524	664	209	19,456

Cost
Increases	1	149	14	1	235	896	7	2	-	-	1	1,306
Increases from business combinations	-	146	-	-	8	-	-	-	-	-	-	154
Translation effect	(10)	-	-	(4)	(1)	(3)	-	(2)	-	(54)	(10)	(84)
Adjustment for inflation (1)	20	-	-	8	3	4	-	5	-	112	27	179
Decreases, reclassifications and other movements	26	767	4	(10)	(247)	(1,163)	-	6	13	8	3	(593)	(3)

Accumulated depreciation
Increases	6	605	89	11	-	-	-	10	19	8	8	756
Translation effect	(6)	-	-	(2)	-	-	-	(1)	-	(29)	(8)	(46)
Adjustment for inflation (1)	11	-	-	4	-	-	-	3	-	60	20	98
Decreases, reclassifications and other movements	(5)	(146)	-	(10)	-	(1)	-	(5)	-	-	(1)	(168)	(3)

Cost	1,392	29,573	9,349	723	1,561	5,802	66	907	1,578	1,441	974	53,366
Accumulated depreciation	721	22,788	6,319	381	-	(1)	-	807	1,060	750	763	33,588

Balance as of March 31, 2025	671	6,785	3,030	342	1,561	5,803	66	100	518	691	211	19,778

(1)

Corresponds to the adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 28,586 and 24,915 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project“ section to the annual consolidated financial statements.

(3)

Includes 380 and 74 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 2.b.13) to the annual consolidated financial statements and Note 12.

HORACIO DANIEL MARÍN

President

20
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the three-month periods ended March 31, 2025 and 2024, the rate of capitalization was 6.57% and 7.71%, respectively, and the amount capitalized amounted to 3 and 2, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended March 31, 2025 and as of the year ended December 31, 2024:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2023	171

Increases charged to profit or loss	53
Applications due to utilization	(2)
Translation effect	-
Adjustment for inflation (1)	1

Balance as of December 31, 2024	223

Increases charged to profit or loss	139
Applications due to utilization	(1)
Translation effect	-
Adjustment for inflation (1)	-

Balance as of March 31, 2025	361

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the three-month period ended March 31, 2025 and as of the year ended December 31, 2024:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2023	2,649

Increases charged to profit or loss (1)	66
Depreciation (2)	(325)
Translation effect	(2)
Adjustment for inflation (3)	5
Reclassifications (4)	(1,896)

Balance as of December 31, 2024	497

Increases charged to profit or loss	-
Depreciation (2)	(38)
Translation effect	-
Adjustment for inflation (3)	1
Reclassifications	-

Balance as of March 31, 2025	460

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 28.
(3)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)

Includes 1,896 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project“ section to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

21
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the three-month period ended March 31, 2025 and as of the year ended December 31, 2024 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	40	567	451	94	498	1,650
Accumulated depreciation	24	416	252	49	278	1,019

Balance as of December 31, 2023	16	151	199	45	220	631

Cost
Increases	12	16	219	11	186	444
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (1)	1	-	-	14	-	15
Decreases, reclassifications and other movements	(1)	(15)	(59)	(2)	(11)	(88)

Accumulated depreciation
Increases	7	101	88	12	123	331
Translation effect	-	-	-	(3)	-	(3)
Adjustment for inflation (1)	1	-	-	10	-	11
Decreases, reclassifications and other movements	-	(15)	(56)	(1)	(11)	(83)

Cost	52	568	611	114	673	2,018
Accumulated depreciation	32	502	284	67	390	1,275

Balance as of December 31, 2024	20	66	327	47	283	743

Cost
Increases	-	-	1	-	10	11
Translation effect	-	-	-	-	-	-
Adjustment for inflation (1)	-	-	-	2	-	2
Decreases, reclassifications and other movements	-	(9)	-	-	-	(9)

Accumulated depreciation
Increases	1	11	26	5	47	90
Translation effect	-	-	-	-	-	-
Adjustment for inflation (1)	-	-	-	1	-	1
Decreases, reclassifications and other movements	-	-	-	-	-	-

Cost	52	559	612	116	683	2,022
Accumulated depreciation	33	513	310	73	437	1,366

Balance as of March 31, 2025	19	46	302	43	246	656

(1)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Amount of investments in associates	281	212
Amount of investments in joint ventures	1,823	1,748

	2,104	1,960

HORACIO DANIEL MARÍN

President

22
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main concepts which affected the value of the aforementioned investments during the three-month period ended March 31, 2025 and as of the year ended December 31, 2024, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2023	1,676

Acquisitions and contributions	-
Income on investments in associates and joint ventures	396
Distributed dividends	(174)
Translation differences	(13)
Adjustment for inflation (1)	75

Balance as of December 31, 2024	1,960

Acquisitions and contributions	72
Income on investments in associates and joint ventures	81
Distributed dividends	(13)
Translation differences	(5)
Adjustment for inflation (1)	9

Balance as of March 31, 2025	2,104

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, see Note 2.b.1) to the annual consolidated financial statements.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the three-month periods ended March 31, 2025 and 2024. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the three-month periods ended March 31,		For the three-month periods ended March 31,
	2025	2024	2025	2024
Net income	9	6	72	123
Other comprehensive income	3	16	1	13

Comprehensive income	12	22	73	136

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

HORACIO DANIEL MARÍN

President

23
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of March 31, 2025 and December 31, 2024, as well as the results for the three-month periods ended March 31, 2025 and 2024, are detailed below:

	March 31, 2025 (1)	December 31, 2024 (1)
Total non-current assets	2,194	2,147
Cash and cash equivalents	207	240
Other current assets	232	243
Total current assets	439	483

Total assets	2,633	2,630

Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities” items)	732	736
Other non-current liabilities	94	64
Total non-current liabilities	826	800
Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities” items)	245	291
Other current liabilities	192	213
Total current liabilities	437	504

Total liabilities	1,263	1,304

Total shareholders’ equity (2)	1,370	1,326

Dividends received (3)	-	36

Closing exchange rates (4)	1,072.50	1,030.50

	For the three-month periods ended March 31,
	2025 (1)	2024 (1)
Revenues	150	122
Interest income	3	14
Depreciation and amortization	(38)	(35)
Interest loss	(16)	(14)
Income tax	(7)	(5)
Operating profit	66	34

Net profit	44	31
Other comprehensive income	53	67

Total comprehensive income	97	98

Average exchange rates (4)	1,054.66	832.15

(1)    The financial information arises from the statutory condensed interim consolidated financial statements of YPF EE and the amounts are translated to U.S. dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of the equity method value and in the results of YPF EE. The adjusted equity and results do not differ significantly from the financial information disclosed here.

(2) Includes the non-controlling interest.
(3) The amounts are translated to U.S. dollars using the exchange rate at the date of the dividends’ payment.
(4) Corresponds to the average seller/buyer exchange rate of BNA.

HORACIO DANIEL MARÍN

President

24
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table presents the main assets held for sale and associated liabilities as of March 31, 2025 and December 31, 2024:

	Upstream	Midstream and Downstream	Total
Balance as of March 31, 2025
Assets held for sale
Property, plant and equipment - Mature Fields Project	1,192	-	1,192
Property, plant and equipment and intangible assets - Aguada del Chañar (3)	332	-	332
Property, plant and equipment - Gas stations	-	10	10
Assets of subsidiary YPF Brasil (2)	-	-	-

	1,524	10	1,534

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Mature Fields Project	2,009	-	2,009
Provision for hydrocarbon wells abandonment obligations - Aguada del Chañar (3)	1	-	1
Provision for environmental liabilities - Mature Fields Project	63	-	63
Liabilities for concessions - Mature Fields Project	14	-	14
Liabilities of subsidiary YPF Brasil (2)	-	-	-

	2,087	-	2,087

	Upstream	Midstream and Downstream	Total
Balance as of December 31, 2024
Assets held for sale
Property, plant and equipment - Mature Fields Project (1)	1,506	-	1,506
Property, plant and equipment and intangible assets - Aguada del Chañar	-	-	-
Property, plant and equipment - Gas stations	-	10	10
Assets of subsidiary YPF Brasil (2)	-	21	21

	1,506	31	1,537

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Mature Fields Project (1)	2,051	-	2,051
Provision for hydrocarbon wells abandonment obligations - Aguada del Chañar	-	-	-
Provision for environmental liabilities - Mature Fields Project (1)	53	-	53
Liabilities for concessions - Mature Fields Project (1)	14	-	14
Liabilities of subsidiary YPF Brasil (2)	-	18	18

	2,118	18	2,136

(1)	See Note 11 “Mature Fields Project“ section to the annual consolidated financial statement.
(2)

Corresponds to the balances of the subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”) section.

(3)	See Note 35.b) “Aguada del Chañar” section.

Mature Fields Project

The Mature Fields Project is described in Note 11 “Mature Fields Project” section to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2025, are described below:

•	Description of the Mature Fields Project

The assignment agreements that have met the agreed closing conditions during the three-month period ended March 31, 2025, and therefore the transaction was settled are described below:

Estación Fernández Oro

On December 19, 2024, Decree No. 525/2024 was published in the Official Gazette of the Province of Río Negro, which authorized the transfer of 100% of YPF’s rights and obligations in the “Estación Fernández Oro” exploitation concession in favor of Quintana E&P Argentina S.R.L., Quintana Energy Investments S.A., and Gas Storage and Midstream Services S.A. (“Quintana Consortium”).

On February 3, 2025, after the fulfillment of all the closing conditions by YPF and Quintana Consortium, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Quintana Consortium was formalized. In the context of this transaction, YPF received 23.

Campamento Central - Cañadón Perdido

On January 6, 2025, Decree No. 1,892/2024 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of the rights and obligations in the “Campamento Central - Cañadón Perdido” exploitation concession, in which YPF held a working interest of 50%, in favor of PECOM.

HORACIO DANIEL MARÍN

President

25
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

On January 31, 2025, after the fulfillment of all the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PECOM was formalized. In the context of this transaction, YPF received 28.

As of March 31, 2025, based on the closing of the aforementioned assignment agreements for the “Estación Fernández Oro”, and “Campamento Central - Cañadón Perdido” exploitation concessions and considering the fair value less costs to sell of such groups of assets, the result from the sale of such assets did not have significant effects. Additionally, the derecognition of the carrying amount of net assets held for sale and liabilities directly associated with assets held for sale related to such exploitation concessions was 45 as of such date.

The assignment agreements that have met the agreed closing conditions as of the date of issuance of these condensed interim consolidated financial statements, for which the transaction was settled after the end of the period ended March 31, 2025, are described below. Consequently, the disposal of these groups of assets as held for sale did not meet the requirements of IFRS 5 to recognize their sale at the end of the three-month period ended March 31, 2025, and therefore these groups of assets continue to be classified as held for sale as of that date.

Barrancas, Vizcacheras, La Ventana, Ceferino, Mesa Verde and Río Tunuyán

On January 29, 2025, Resolution No. 16/2025 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “Barrancas”, “Vizcacheras”, “La Ventana”, “Ceferino”, “Mesa Verde” and “Río Tunuyán” exploitation concessions in favor of Petróleos Sudamericanos S.A. (“PS”).

On March 27, 2025, after the fulfillment of all the closing conditions by YPF and PS, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PS was formalized with effective date as of April 1, 2025. In the context of this transaction, YPF received 3 and, in addition, contemplates crude oil deliveries for a period of 2 years as payment in kind.

At the closing date of the aforementioned assignment agreements for the “Barrancas”, “Vizcacheras”, “La Ventana”, “Ceferino”, “Mesa Verde” and “Río Tunuyán” exploitation concessions and considering the fair value less costs to sell of such groups of assets, the result from the sale of such assets amounts to a gain of 78. Additionally, the derecognition of the carrying amount of net liabilities directly associated with assets held for sale and assets held for sale related to such exploitation concessions is 31.

In addition, at the date of issuance of these condensed interim consolidated financial statements, the following assignment agreements, although they have been formally resolved by the corresponding enforcement authorities, are subject to the fulfillment of closing conditions:

Señal Cerro Bayo, Volcán Auca Mahuida, Don Ruiz and Las Manadas

On April 7, 2025, Decree No. 372/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Señal Cerro Bayo”, “Volcán Auca Mahuida”, “Don Ruiz” and “Las Manadas” exploitation concessions in favor of Bentia Energy S.A. (“Bentia”) and Ingeniería SIMA S.A. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

Al Norte de la Dorsal and Octógono

On April 9, 2025, Decree No. 380/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Al Norte de la Dorsal” and “Octógono” exploitation concessions in favor of Bentia. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

As of the date of issuance of these condensed interim consolidated financial statements, the Company has signed assignment agreements for certain groups of assets as held for sale that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continues in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these condensed interim consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2025.

HORACIO DANIEL MARÍN

President

26
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

•	Accounting matters

Considering that the assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“fair value”), the Company evaluates the changes in fair value, recognizing a profit up to the limit of the impairment loss previously recognized or an impairment loss in addition to that previously recognized for such changes, (see Note 2.b.13) to the annual consolidated financial statement).

For the three-month period ended March 31, 2025, based on the aforementioned evaluation of the changes in the fair value, the Company recognized a loss due to changes in the fair value of assets held for sale of 200 in the “Other net operating results” line item in the statement of comprehensive income, mainly generated by higher costs associated with expenses of different nature that are expected to arise related to the assets in connection with the ongoing negotiations progress. The carrying amount of the assets held for sale may be adjusted in future periods depending on the results of the disposal process carry out by YPF and the economic consideration to be agreed with third parties for such assets.

In relation to the Company’s own personnel, the Company recognized for the three-month period ended March 31, 2025 a charge for severance indemnities of 26 in the “Provision for severance indemnities” line under “Other operating results, net” line item in the statement of comprehensive income.

13. INVENTORIES

	March 31, 2025		December 31, 2024
Finished goods	983		925
Crude oil and natural gas (2)	471		456
Products in process	47		49
Raw materials, packaging materials and others	116		116

	1,617	(1)	1,546	(1)

(1)	As of March 31, 2025 and December 31, 2024, the carrying amount of inventories does not exceed their net realizable value.
(2)	Includes 21 corresponding to the provision of inventories write-down as of March 31, 2025 and December 31, 2024, respectively, see Note 2.b.8) to the annual consolidated financial statements.

14. OTHER RECEIVABLES

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	14	7	11	35
Tax credit and export rebates	148	173	129	150
Loans and balances with related parties (1)	189	76	159	35
Collateral deposits	-	17	-	20
Prepaid expenses	56	60	15	42
Advances and loans to employees	1	6	-	5
Advances to suppliers and custom agents (2)	24	88	16	74
Receivables with partners in JO and Consortiums	1	179	2	164
Insurance receivables	-	4	-	5
Miscellaneous	30	24	31	22

	463	634	363	552
Provision for other doubtful receivables	(25)	-	(26)	-

	438	634	337	552

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

HORACIO DANIEL MARÍN

President

27
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

15. TRADE RECEIVABLES

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	11	1,669	10	1,672
Provision for doubtful trade receivables	(9)	(55)	(9)	(52)

	2	1,614	1	1,620

(1)	See Note 37 for information about related parties.
(2)	See Note 26 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the three-month period ended March 31, 2025 and for the fiscal year ended December 31, 2024:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2023	12	(2)	47

Increases charged to expenses	-		74	(3)
Decreases charged to income	-		(8)	(3)
Applications due to utilization	-		(49)	(3)
Net exchange and translation differences	(3)		(5)
Result from net monetary position (1)	-		(6)
Reclassifications (4)	-		(1)

Balance as of December 31, 2024	9	(2)	52

Increases charged to expenses	-		5
Decreases charged to income	-		(1)
Applications due to utilization	-		-
Net exchange and translation differences	-		(1)
Result from net monetary position (1)	-		-
Reclassifications	-		-

Balance as of March 31, 2025	9	(2)	55

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 36.c.1) to the annual consolidated financial statements.
(3)	Mainly including credits with CAMMESA, see Note 37 to the annual consolidated financial statements.
(4)

Corresponds to the balances of the subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

16. INVESTMENTS IN FINANCIAL ASSETS

	March 31, 2025	December 31, 2024
Investments at fair value through profit or loss
Public securities (1)	284	381
Private securities-NO	8	9

	292	390

(1)	See Note 37.

17. CASH AND CASH EQUIVALENTS

	March 31, 2025	December 31, 2024
Cash and banks (1)	343	304
Short-term investments (2)	242	375
Financial assets at fair value through profit or loss (3)	353	439

	938	1,118

(1)	Includes balances granted as collateral, see Note 35.d) to the annual consolidated financial statements.
(2)	Includes 21 and 146 of term deposits and other investments with BNA as of March 31, 2025 and December 31, 2024, respectively.
(3)	See Note 7.

HORACIO DANIEL MARÍN

President

28
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

18. PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2025 and for the fiscal year ended December 31, 2024 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Balance as of December 31, 2023	66	21	48	34	2,546	126	2,660	181

Increases charged to expenses	105	-	187	-	134	-	426	-
Decreases charged to income	(5)	-	(1)	-	(7)	-	(13)	-
Increases from business combinations	-	-	-	-	-	-	-	-
Applications due to utilization	(3)	(17)	-	(72)	-	(30)	(3)	(119)
Net exchange and translation differences	(14)	-	-	(7)	-	-	(14)	(7)
Result from net monetary position (1)	(2)	-	-	-	-	-	(2)	-
Reclassifications and other movements (2)	(18)	17	(135)	81	(1,817)	(37)	(1,970)	61

Balance as of December 31, 2024	129	21	99	36	856	59	1,084	116

Increases charged to expenses	9	-	4	-	31	-	44	-
Decreases charged to income	(1)	-	-	-	-	-	(1)	-
Increases from business combinations	-	-	-	-	5	-	5	-
Applications due to utilization	-	(16)	-	(24)	-	(8)	-	(48)
Net exchange and translation differences	(2)	(1)	-	-	-	-	(2)	(1)
Result from net monetary position (1)	-	-	-	-	-	-	-	-
Reclassifications and other movements	(16)	16	(34)	32	(1)	-	(51)	48

Balance as of March 31, 2025	119	20	69	44	891	51	1,079	115

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 2,023 and 54 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project“ section to the annual consolidated financial statements. Additionally, includes the balance of the provision for lawsuits and contingencies of the subsidiary YPF Brasil reclassified to “Assets held for sale” in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

Provisions are described in Note 17 to the annual consolidated financial statements.

19. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

Uncertain tax positions on income tax treatments in accordance with the guidelines of IFRIC 23 “Uncertainty over income tax treatments” (see Note 2.c) “Income tax and deferred taxes” section to the annual consolidated financial statements), and its effects, are described in Note 18 to the annual consolidated financial statements.

The amount accrued of income tax charge for the three-month periods ending March 31, 2025 and 2024 is as follows:

	For the three-month periods ended March 31,
	2025	2024
Current income tax	(18)	(15)
Deferred income tax	(9)	136

	(27)	121

HORACIO DANIEL MARÍN

President

29
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

19. INCOME TAX (cont.)

The reconciliation between the income tax charge for the three-month periods ended March 31, 2025 and 2024 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the consolidated statements of comprehensive income for each period is as follows:

	For the three-month periods ended March 31,
	2025	2024
Net profit before income tax	17	536
Average tax rate (1)	23.53%	25.37%

Average tax rate applied to net profit before income tax	(4)	(136)
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	1	897
Effect of exchange differences and other results associated to the valuation of the currency, net (2)	(53)	(1,013)
Effect of the valuation of inventories	(21)	(41)
Income on investments in associates and joint ventures	20	32
Effect of tax rate change (3)	55	98
Effect of application of indexation mechanisms	-	260
Miscellaneous	(25)	24

Income tax	(27)	121

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 36.f.1) to the annual consolidated financial statements.
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remediation of deferred income tax balances at the time of reversal, see Note 36.f.1) to the annual consolidated financial statements.

The breakdown of the Group’s deferred tax assets and liabilities as of March 31, 2025 and December 31, 2024 is as follows:

	March 31, 2025	December 31, 2024
Deferred tax assets
Provisions and other non-deductible liabilities	236	202
Property, plant and equipment and Assets held for sale	237	524
Lease liabilities	243	258
Tax losses carryforward	11	13
Miscellaneous	2	1

Total deferred tax assets	729	998

Deferred tax liabilities
Intangible assets and Inventories	(256)	(224)
Adjustment for tax inflation (1)	-	(271)
Right-of-use assets	(229)	(247)
Miscellaneous	(30)	(16)

Total deferred tax liabilities	(515)	(758)

Total net deferred tax (2)	214	240

(1)

Includes the effect of the deferral of the tax inflation adjustment. See Note 36.f.1) “Budget Law 2023 - Deferral of tax adjustment for inflation” section to the annual consolidated financial statements.

(2)

Includes (8) corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and includes (9) corresponding to the effect of the translation.

As of March 31, 2025 and December 31, 2024, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

As of March 31, 2025 and December 31, 2024 the Group has classified as deferred tax asset 309 and 330, respectively, and as deferred tax liability 95 and 90, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN

President

30
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

20. TAXES PAYABLE

	March 31, 2025	December 31, 2024
VAT	30	19
Withholdings and perceptions	65	71
Royalties	65	84
Fuels tax	32	30
Turnover tax	8	7
Miscellaneous	26	36

	226	247

21. SALARIES AND SOCIAL SECURITY

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Salaries and social security	-	112	-	95
Bonuses and incentives provision	-	164	-	179
Cash-settled share-based payments provision (1)	32	-	33	-
Vacation provision	-	69	-	66
Provision for severance indemnities (2)	-	77	-	66
Miscellaneous	1	6	1	6

	33	428	34	412

(1)	Corresponds to the Value Generation Plan, see Note 38.
(2)	See Note 12 “Mature Fields Project“ section.

22. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the three-month period ended March 31, 2025 and for the fiscal year ended December 31, 2024, is as follows:

Lease liabilities
Balance as of December 31, 2023	666

Increases of leases	444
Financial accretions	71
Decreases of leases	(5)
Payments	(400)

Balance as of December 31, 2024	776

Increases of leases	11
Financial accretions	19
Decreases of leases	(8)
Payments	(105)

Balance as of March 31, 2025	693

HORACIO DANIEL MARÍN

President

31
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. LOANS

			March 31, 2025			December 31, 2024
	Interest rate (1)	Maturity	Non-current		Current	Non-current		Current
Pesos:
Export pre-financing (5)	-	-	-		-	-		31
Loans	40.48% - 44.10%	2025-2026	13		11	18		8

			13		11	18		39

Currencies other than the peso:

NO (2) (3)	0.00% - 10.00%	2025-2047	6,902		1,051	6,255		1,317
Export pre-financing (4)	1.90% - 10.50%	2025	-		496	-		383
Imports financing	8.70% - 16.00%	2025-2026	19		20	19		17
Loans	2.40% - 11.06%	2025-2030	609	(6)	345	718	(6)	76
Stock market promissory notes	0.00% - 0.00%	2025-2026	-		100	25		75

			7,530		2,012	7,017		1,868

			7,543		2,023	7,035		1,907

(1)	Nominal annual interest rate as of March 31, 2025.
(2)	Disclosed net of 21 and 18 corresponding to YPF’s own NO repurchased through open market transactions, as of March 31, 2025 and December 31, 2024, respectively.
(3)

Includes 1,492 and 1,496 as of March 31, 2025 and December 31, 2024, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 134 and 133 as of March 31, 2025 and December 31, 2024, respectively, of pre-financing of exports granted by BNA.
(5)	Corresponds to pre-financing of exports in pesos granted by BNA.
(6)	Includes 199 and 28 of loans granted by BNA as of March 31, 2025 and December 31, 2024, respectively.

Set forth below is the evolution of the loans for three-month period ended March 31, 2025 and for the fiscal year ended December 31, 2024:

Loans
Balance as of December 31, 2023	8,190

Proceeds from loans	2,967
Payments of loans	(2,102)
Payments of interest	(707)
Account overdrafts, net	(48)
Accrued interest (1)	680
Net exchange and translation differences	(30)
Result from net monetary position (2)	(1)
Reclassifications (3)	(7)

Balance as of December 31, 2024	8,942

Proceeds from loans	1,767
Payments of loans	(1,087)
Payments of interest	(221)
Account overdrafts, net	-
Accrued interest (1)	167
Net exchange and translation differences	(2)
Result from net monetary position (2)	-
Reclassifications	-

Balance as of March 31, 2025	9,566

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, and the adjustment for inflation of the period which was charged to net profit or loss in the statement of comprehensive income.

(3)

Corresponds to the balances of the subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

HORACIO DANIEL MARÍN

President

32
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

23. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								March 31, 2025			December 31, 2024
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non-current	Current		Non-current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	15	1		15	-	(4)
April	2015	U.S. dollar	757	Class XXXIX	-	-	-	-	-		-	785
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	648	8		649	19
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	530	11		530	1
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	398	9		398	-	(4)
July	2020	U.S. dollar	341	Class XIII	-	-	-	-	-		-	44
February	2021	U.S. dollar	776	Class XVI	Fixed	9.00%	2026	-	240		58	243
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	756	16		756	-
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	557	-		555	11
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	357	32		384	10
January	2023	U.S. dollar	230	Class XXI	Fixed	1.00%	2026	-	220		220	-	(4)
April	2023	U.S. dollar	147	Class XXIII	Fixed	0.00%	2025	-	144		-	150
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	38	-	(4)	37	-	(4)
June	2023	U.S. dollar	263	Class XXV	Fixed	5.00%	2026	-	266		263	1
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	400	-		400	-
October	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	144	-		147	-
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	790	16		790	35
May	2024	U.S. dollar	178	Class XXIX	Fixed	6.00%	2026	177	1		177	1
July	2024	U.S. dollar	185	Class XXX	Fixed	1.00%	2026	187	-	(4)	187	-	(4)
September (2)	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	539	3		539	15
October	2024	U.S. dollar	125	Class XXXII	Fixed	6.50%	2028	125	4		125	2
October	2024	U.S. dollar	25	Class XXXIII	Fixed	7.00%	2028	25	1		25	-	(4)
January	2025	U.S. dollar	1,100	Class XXXIV	Fixed	8.25%	2034	1,077	19		-	-
February	2025	U.S. dollar	140	Class XXXV	Fixed	6.25%	2027	139	1		-	-
February	2025	U.S. dollar	59	Class XXXVI	Fixed	3.50%	2025	-	59		-	-

								6,902	1,051		6,255	1,317

(1)	Nominal annual interest rate as of March 31, 2025.
(2)	During the three-month period ended March 31, 2025, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges or repurchases, expressed in millions.
(4)	The registered amount is less than 1.

HORACIO DANIEL MARÍN

President

33
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

24. OTHER LIABILITIES

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	100	200	-	94
Liabilities for contractual claims (1)	36	42	74	47
Provision for operating optimizations (2)	-	16	-	266
Miscellaneous	-	2	-	3

	136	260	74	410

(1)	See Note 17.a.2) to the annual consolidated financial statements.
(2)	See Note 11 “Mature Fields Project“ section to the annual consolidated financial statement.

25. ACCOUNTS PAYABLE

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4	2,652	4	2,820
Guarantee deposits	1	4	1	4
Payables with partners of JO and Consortiums	1	33	1	38
Miscellaneous	-	21	-	17

	6	2,710	6	2,879

(1)	See Note 37 for information about related parties.

26. REVENUES

	For the three-month periods ended March 31,
	2025	2024
Revenue from contracts with customers	4,600	4,279
National Government incentives (1)	8	31

	4,608	4,310

(1)	See Note 37.

The Group’s transactions and the main revenues by business segments are described in Note 6. The Group classifies revenues from contracts with customers in accordance with Note 25 to the annual consolidated financial statements. The Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12) to the annual consolidated financial statements:

•	Breakdown of revenues

Type of good or service

	For the three-month period ended March 31, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	1,586	-	-	-	1,586
Gasolines	-	1,037	-	-	-	1,037
Natural gas (1)	10	5	325	146	-	486
Crude oil	-	251	-	-	-	251
Jet fuel	-	213	-	-	-	213
Lubricants and by-products	-	87	-	-	-	87
LPG	-	141	-	-	-	141
Fuel oil	-	30	-	-	-	30
Petrochemicals	-	95	-	-	-	95
Fertilizers and crop protection products	-	34	-	-	-	34
Flours, oils and grains	-	139	-	-	-	139
Asphalts	-	25	-	-	-	25
Goods for resale at gas stations	-	36	-	-	-	36
Income from services	-	-	-	-	32	32
Income from construction contracts	-	-	-	-	96	96
Virgin naphtha	-	33	-	-	-	33
Petroleum coke	-	63	-	-	-	63
LNG regasification	-	1	-	-	-	1
Other goods and services	8	79	2	42	84	215

	18	3,855	327	188	212	4,600

HORACIO DANIEL MARÍN

President

34
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

26. REVENUES (cont.)

	For the three-month period ended March 31, 2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	1,634	-	-	-	1,634
Gasolines	-	1,022	-	-	-	1,022
Natural gas (1)	-	4	280	63	-	347
Crude oil	-	201	-	-	-	201
Jet fuel	-	269	-	-	-	269
Lubricants and by-products	-	113	-	-	-	113
LPG	-	108	-	-	-	108
Fuel oil	-	27	-	-	-	27
Petrochemicals	-	110	-	-	-	110
Fertilizers and crop protection products	-	55	-	-	-	55
Flours, oils and grains	-	50	-	-	-	50
Asphalts	-	15	-	-	-	15
Goods for resale at gas stations	-	27	-	-	-	27
Income from services	-	-	-	-	34	34
Income from construction contracts	-	-	-	-	62	62
Virgin naphtha	-	36	-	-	-	36
Petroleum coke	-	53	-	-	-	53
LNG regasification	-	1	-	-	-	1
Other goods and services	14	41	3	12	45	115

	14	3,766	283	75	141	4,279

(1)	Includes 342 and 296 corresponding to sales of natural gas produced by the Company for the three-month periods ended March 31, 2025 and 2024, respectively.

Sales channels

	For the three-month period ended March 31, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	1,740	-	-	-	1,740
Power plants	-	-	127	18	-	145
Distribution companies	-	-	50	-	-	50
Retail distribution of natural gas	-	-	-	92	-	92
Industries, transport and aviation	10	968	150	70	-	1,198
Agriculture	-	381	-	-	-	381
Petrochemical industry	-	138	-	-	-	138
Trading	-	466	-	-	-	466
Oil companies	-	50	-	-	-	50
Commercialization of LPG	-	66	-	-	-	66
Other sales channels	8	46	-	8	212	274

	18	3,855	327	188	212	4,600

	For the three-month period ended March 31, 2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	1,789	-	-	-	1,789
Power plants	-	-	112	6	-	118
Distribution companies	-	-	12	-	-	12
Retail distribution of natural gas	-	-	-	15	-	15
Industries, transport and aviation	-	979	159	50	-	1,188
Agriculture	-	290	-	-	-	290
Petrochemical industry	-	158	-	-	-	158
Trading	-	416	-	-	-	416
Oil companies	-	42	-	-	-	42
Commercialization of LPG	-	38	-	-	-	38
Other sales channels	14	54	-	4	141	213

	14	3,766	283	75	141	4,279

HORACIO DANIEL MARÍN

President

35
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

26. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 3,844 and 3,615 for the three-month periods ended March 31, 2025 and 2024, respectively.

Sales in the international market amounted to 756 and 664 for the three-month periods ended March 31, 2025 and 2024, respectively.

•	Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	11	1,644	8	1,646
Contract assets	-	25	-	30
Contract liabilities	149	83	114	73

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under contracts for the sale of fuels and agribusiness products and transportation service contracts, among others.

For the three-month periods ended March 31, 2025 and 2024 the Group has recognized 42 and 45, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

27. COSTS

	For the three-month periods ended March 31,
	2025	2024
Inventories at beginning of year	1,546	1,683
Purchases	1,028	963
Production costs (1)	2,370	1,931
Translation effect	(3)	(2)
Adjustment for inflation (2)	5	18
Inventories at end of the period	(1,617)	(1,574)

	3,329	3,019

(1)	See Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN

President

36
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

28. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the three-month periods ended March 31, 2025 and 2024:

	For the three-month period ended March 31, 2025
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	267	72	37		1	377
Fees and compensation for services	24	70	13		-	107
Other personnel expenses	79	9	3		1	92
Taxes, charges and contributions	41	3	251	(1)	-	295
Royalties, easements and fees	287	-	1		1	289
Insurance	21	-	-		-	21
Rental of real estate and equipment	67	-	4		-	71
Survey expenses	-	-	-		16	16
Depreciation of property, plant and equipment	683	10	25		-	718
Amortization of intangible assets	9	4	1		-	14
Depreciation of right-of-use assets	70	-	4		-	74
Industrial inputs, consumable materials and supplies	121	1	4		1	127
Operation services and other service contracts	150	4	12		4	170
Preservation, repair and maintenance	402	8	11		5	426
Unproductive exploratory drillings	-	-	-		-	-
Transportation, products and charges	129	-	125		-	254
Provision for doubtful receivables	-	-	4		-	4
Publicity and advertising expenses	-	18	12		-	30
Fuel, gas, energy and miscellaneous	20	7	21		1	49

	2,370	206	528		30	3,134

(1)	Includes 65 corresponding to export withholdings and 148 corresponding to turnover tax.
(2)	Includes 8 corresponding to research and development activities.

	For the three-month period ended March 31, 2024
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	180	51	29		2	262
Fees and compensation for services	10	52	8		-	70
Other personnel expenses	56	5	2		-	63
Taxes, charges and contributions	41	4	208	(1)	-	253
Royalties, easements and fees	269	-	-		2	271
Insurance	18	2	1		-	21
Rental of real estate and equipment	48	-	3		-	51
Survey expenses	-	-	-		10	10
Depreciation of property, plant and equipment	545	10	21		-	576
Amortization of intangible assets	7	3	-		-	10
Depreciation of right-of-use assets	63	-	3		-	66
Industrial inputs, consumable materials and supplies	115	1	3		-	119
Operation services and other service contracts	93	2	10		2	107
Preservation, repair and maintenance	332	7	8		-	347
Unproductive exploratory drillings	-	-	-		6	6
Transportation, products and charges	116	-	112		-	228
Provision for doubtful receivables	-	-	35		-	35
Publicity and advertising expenses	-	2	11		-	13
Fuel, gas, energy and miscellaneous	38	2	13		1	54

	1,931	141	467		23	2,562

(1)	Includes 33 corresponding to export withholdings and 129 corresponding to turnover tax.
(2)	Includes 8 corresponding to research and development activities.

HORACIO DANIEL MARÍN

President

37
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

29. OTHER NET OPERATING RESULTS

	For the three-month periods ended March 31,
	2025	2024
Lawsuits	(8)	(8)
Export Increase Program (1)	17	15
Result from sale of assets (2)	14	-
Result from changes in fair value of assets held for sale (2)	(200)	-
Provision for severance indemnities (2)	(26)	-
Provision for obsolescence of materials and equipment	(136)	-
Miscellaneous	16	(1)

	(323)	6

(1)	See Note 36.h) to the annual consolidated financial statements and Note 36.i).
(2)	See Note 12 “Mature Fields Project“ section.

30. NET FINANCIAL RESULTS

	For the three-month periods ended March 31,
	2025	2024
Financial income
Interest on cash and cash equivalents and investments in financial assets	6	17
Interest on trade receivables	9	18
Other financial income	1	1

Total financial income	16	36

Financial costs
Loan interest	(162)	(199)
Hydrocarbon well abandonment provision financial accretion (1)	(95)	(85)
Other financial costs	(28)	(52)

Total financial costs	(285)	(336)

Other financial results
Exchange differences generated by loans	1	7
Exchange differences generated by cash and cash equivalents and investments in financial assets	(10)	3
Other exchange differences, net	2	4
Result on financial assets at fair value through profit or loss	30	10
Result from derivative financial instruments	1	-
Result from net monetary position	(11)	17

Total other financial results	13	41

Total net financial results	(256)	(259)

(1)

Includes 64 and 19 corresponding to the financial accretion of liabilities directly associated with assets held for sale for the three-month periods ending March 31, 2025 and 2024, respectively, see Note 2.b.13) to the annual consolidated financial statements and Note 12 “Mature Fields Project“ section.

31. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The assets and liabilities as of March 31, 2025 and December 31, 2024, and expenses for the three-month periods ended March 31, 2025 and 2024, of JO and Consortiums in which the Group participates are as follows:

	March 31, 2025	December 31, 2024
Non-current assets (1)	6,480	6,286
Current assets	442	579

Total assets	6,922	6,865

Non-current liabilities	414	449
Current liabilities	680	769

Total liabilities	1,094	1,218

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and Consortiums.

	For the three-month periods ended March 31,
	2025	2024
Production cost	673	501
Exploration expenses	4	14

HORACIO DANIEL MARÍN

President

38
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

32. SHAREHOLDERS’ EQUITY

As of March 31, 2025, the Company’s capital amounts to 3,922 and treasury shares amount to 11 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2025, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the three-month periods ended March 31, 2025 and 2024, the Company has not repurchased any of its own shares.

On April 30, 2025, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2024 and, additionally, approved the following in relation to the retained earnings: (i) completely disaffect the reserve for purchase of treasury shares and the reserve for investments; (ii) allocate the amount of 34,205 million of pesos (US$ 33 million) to constitute a reserve for purchase of treasury shares; and (iii) allocate the amount of 6,787,343 million of pesos (US$ 6,587 million) to constitute a reserve for investments.

33. EARNINGS PER SHARE

The following table presents the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month periods ended March 31,
	2025	2024
Net profit / (loss)	(16)	649
Weighted average number of shares outstanding	392,203,637	391,856,581
Basic and diluted earnings per share	(0.04)	1.66

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

34. CONTINGENT ASSETS AND LIABILITIES

34.a) Contingent assets

The Group has no significant contingent assets.

34.b) Contingent liabilities

During the three-month period ended March 31, 2025 there were no significant updates to the contingent liabilities described in Note 34.b) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

39
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. CONTRACTUAL COMMITMENTS

35.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements of exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2024 are described in Note 35.a) to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2025, are described below:

Hydrocarbon Unconventional Exploitation Concessions (“CENCH”, by its acronym in Spanish) in the Province of Neuquén

On March 10, 2025, by means of Decrees No. 275/2025, 276/2025 and 277/2025 the Executive Branch of the Province of Neuquén approved the granting of the CENCH in the “Aguada de la Arena”, “La Angostura Sur I” and “La Angostura Sur II”, and “Narambuena” blocks, respectively. These CENCH have the following characteristics:

-	Aguada de la Arena: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 6 unconventional wells.

-	La Angostura Sur I: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 4 unconventional wells.

-	La Angostura Sur II: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 3 unconventional wells.

-

Narambuena: This CENCH is 50% owned by YPF and 50% by Compañía de Desarrollo No Convencional S.R.L. (“CDNC”) and the commitments assumed include the execution of a pilot plan of 14 unconventional wells.

In addition to the aforementioned commitments assumed by YPF, it includes payments for an exploitation bonus and a corporate social responsibility bonus.

35.b) Investment agreements and commitments and assignments

The most relevant investment agreements and commitments and assignments of areas are described in Note 35.b) to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2025, are described below:

Aguada del Chañar

On March 21, 2025, the assignment of 49% of YPF’s rights and obligations in the “Aguada del Chañar” exploitation concession in favor of Compañía General de Combustibles S.A. (“CGC”) was formalized with effective date as of April 1, 2025.

The sale price of the transaction agreed by the parties contemplates a sum of 75 and, in addition, CGC will pay on behalf of YPF 80.40% of the investments in the block attributable to YPF’s working interest up to a maximum sum of 372 for a period of 4 years.

LNG project

YPF, through its subsidiary Sur Inversiones Energéticas, together with Pan American Energy S.L. (“PAE”), Wintershall DEA Argentina S.A. (“Wintershall”), Pampa Energía S.A. (“Pampa”) and Golar FLNG Sub-Holding Company Limited (“Golar Subholding”), collectively the shareholders of Southern Energy S.A. (“SESA”) have agreed to:

-

To make the final investment decision as provided in the Bareboat Charter Agreement entered into with Golar Hilli Corporation in July 2024, and its subsequent addenda, for the term of 20 years for the charter of the liquefaction vessel Hilli Episeyo (“FLNG Hilli”), with a nominal capacity of 2.45 million tons of LNG per year (“MTPA”), to be located on the coast of the Argentine Sea in the Province of Río Negro, with the purpose of processing natural gas from Vaca Muerta for LNG export (“BBCA Hilli”).

-

Enter into a second Bareboat Charter Agreement with Golar MKII Corporation, for the construction, lease and operation of a new liquefaction vessel, the FUJI LNG (“FLNG MKII”), for 20 years (extendable for an additional period of 5 years at SESA’s option), with a nominal capacity of 3.5 MTPA, in order to increase the capacity to process natural gas from Vaca Muerta and export LNG, subject to a final future investment decision as provided in such agreement (“BBCA MKII”).

HORACIO DANIEL MARÍN

President

40
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

35. CONTRACTUAL COMMITMENTS (cont.)

In order to supply the FLNG Hilli and FLNG MKII vessels with natural gas for the liquefaction process, SESA entered into natural gas supply agreements (“GSA”) with PAE, Sur Inversiones Energéticas, Pampa and Wintershall for the term of 20 years (see Note 36.f)). In this regard, in order for both vessels to operate all year round, SESA contemplates the construction of a dedicated gas pipeline between the Province of Neuquén and the San Matías Gulf in the Province of Río Negro. Operations of the FLNG Hilli vessel are expected to commence in late 2027 or early 2028 and those of the FLNG MKII vessel are expected to commence in late 2028.

As of the date of issuance of these condensed interim consolidated financial statements, the shareholding in SESA is as follows: PAE (30%), Sur Inversiones Energéticas (25%), Pampa (20%), Wintershall (15%) and Golar Subholding (10%). The Company has entered into the GSA and the SESA Shareholders’ Agreement guaranteeing the obligations of its subsidiary Sur Inversiones Energéticas under such agreements. In addition, the Company will grant guarantees in favor of Golar Hilli Corporation for up to 137.5 and in favor of Golar MKII Corporation for up to 187.5 representing 25% of Sur Inversiones Energéticas’ equity interest in SESA.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

36. MAIN REGULATIONS

36.a) Regulations applicable to the hydrocarbon industry

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Note 36.a) to the annual consolidated financial statements.

36.b) Regulations applicable to the Midstream and Downstream business segment

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Notes 36.b), 36.c.1), 36.c.2) “LNG” section and 36.c.4) to the annual consolidated financial statements.

36.c) Regulations applicable to the LNG and Integrated Gas business segment

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Notes 36.c.1) and 36.c.2) to the annual consolidated financial statements.

36.d) Regulations applicable to the New Energies business segment

Updates to the regulatory framework described in Notes 36.c.3), 36.c.5) and 36.c.6) to the annual consolidated financial statements for the three-month period ended March 31, 2025, are described below:

36.d.1) Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

ENARGAS, through several resolutions, approved the transition tariff schemes to be applied by Metrogas until the rates resulting from the RQT came into force in accordance with the provisions of Decree No. 55/2023.

On April 30, 2025, ENARGAS Resolution No. 257/2025 was published, which approved: (i) the RQT corresponding to Metrogas; (ii) the segmentation of residential users; (iii) the investment plans for the five-year period 2025 - 2030; and (iv) the initial tariff scheme and the schemes of rates and charges corresponding to Metrogas effective as from May 1, 2025. The increase expected as a result of the RQT process will be effective in 31 consecutive monthly increases, which recognizes a cost for the deferral at a real weighted average cost of the capital employed rate in pesos of 7.64% and establishes that the increase in distribution tariffs for May 2025 applicable to residential users and general service customers will be 3%. The application of the remaining increase derived from the RQT will be completed in the remaining 30 installments, plus the recognition of the cost of the aforementioned deferral.

HORACIO DANIEL MARÍN

President

41
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Procedure for the compensation of the lower revenues received by natural gas distributors from their users

On January 31, 2025, SE Resolution No. 24/2025 repealed as from February 1, 2025 MINEM Resolution No. 508-E/2017, which established the procedure to compensate natural gas distributors for lower revenues due to benefits and/or bonuses and higher costs of UNG and unified the compensation mechanisms for lower revenues received as a consequence of the application of incentive programs involving bonuses on the price of natural gas in the PIST. The amounts to be compensated will be deducted from the amounts to be paid by distributors to natural gas producers and will be directly compensated by the SE through the Plan GasAr 2023-2028.

36.d.2) Regulatory framework associated with electric power generation

CAMMESA

The SE, through complementary notes to SE Resolution No. 21/2025, informed to CAMMESA of the “Guidelines for the Standardization of the MEM and its Progressive Adaptation”, which detail the modifications foreseen for the management of fuels, the determination of prices and the operation of the term market and the spot market are detailed.

36.e) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 36.d) to the annual consolidated financial statements for the three-month period ended March 31, 2025, are described below:

36.e.1) Incentive programs for natural gas production

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

The SE, through several resolutions, approves the natural gas prices at the PIST to be passed-through to end-users in connection with current contracts entered into within the framework of the Plan GasAr 2023-2028.

The SE, through complementary notes to SE Resolution No. 21/2025, instructed CAMMESA to apply a new order of priority for the dispatch of natural gas and established that the acquisition of fuels will be carried out through 2 modalities: (i) auctions by CAMMESA for the purchase of spot volumes; and (ii) bids by which generators auction volumes with a maximum reference price based on round 4.2. of the Plan GasAr 2023-2028.

36.f) Investment incentive programs

Updates to the regulatory framework described in Note 36.e) to the annual consolidated financial statements for the three-month period ended March 31, 2025, are described below:

Large Investment Incentive Regime (“RIGI”)

As of the date of issuance of these condensed interim consolidated financial statements, the following projects of the Group adhered to the RIGI:

-	LNG Project, through our subsidiary Sur Inversiones Energéticas, for the installation of a floating natural gas liquefaction plant to obtain LNG, see Note 35.b) section “LNG Project”.

-	Vaca Muerta Sur Project, through our associate VMOS, for the construction of a crude oil transportation infrastructure project.

-	El Quemado solar farm, through our joint venture YPF EE, for the construction of a solar farm for electricity generation.

36.g) Tax regulations

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Note 36.f) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN

President

42
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

36.h) Custom regulations

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Note 36.g) to the annual consolidated financial statements.

36.i) Regulations related to the Foreign Exchange Market

Updates to the regulatory framework described in Note 36.h) to the annual consolidated financial statements for the three-month period ended March 31, 2025, are described below:

On April 11, 2025, the Argentine Government announced measures to loosen the foreign exchange regime and reinforce the monetary framework. By virtue of this, the BCRA implemented a new foreign exchange regime in which certain restrictions to access the Foreign Exchange Market were eliminated. The following are the main measures: (i) the “crawling peg” adjustment mechanism is eliminated and the dollar exchange rate in the Foreign Exchange Market may fluctuate in a range between 1,000 pesos and 1,400 pesos, whose limits will be increased at a rate of 1% per month; (ii) the “blend” dollar was eliminated (see Note 36.i) “Export Increase Program” section); (iii) certain foreign exchange restrictions to individuals for the purchase of foreign currency were eliminated; (iv) access to the Foreign Exchange Market is allowed without prior approval of the BCRA for the payment of dividends to non-resident shareholders accrued as from fiscal years beginning on or after January 1, 2025; and (v) the terms for the payment of foreign trade transactions are flexibilized, eliminating the schedule established by the BCRA for access to the Foreign Exchange Market without prior approval for the payment of imports of goods with customs entry registration as from December 13, 2023 and of services rendered and/or accrued as from such date.

The aforementioned measures adopted by the Argentine Government will be financially supported by a new Extended Facilities Facility (“EFF”) agreed with the International Monetary Fund (“IMF”). In this regard, on March 11, 2025, through DNU No. 179/2025, the PEN approved to enter into a new EFF with the IMF, which was approved by the Chamber of Deputies of the Argentine Congress on March 19, 2025. On April 8 and April 11, 2025, the IMF and the Argentine Government, respectively, announced that they had reached an agreement on a comprehensive economic program based on a 4-year EFF for a total of US$ 20 billion, which includes quarterly reviews of targets.

Export Increase Program

On April 14, 2025, Decree No. 269/2025 repealed the Export Increase Program and as from such date the proceeds from the export of goods and services, pre-export financings, post- export financings and advance payments must be settled 100% through the Foreign Exchange Market within a general term of 20 days.

36.j) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Note 36.i) to the annual consolidated financial statements.

36.k) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”) and Regulatory Decree No 1,057/2024 (“Decree No 1,057/2024”)

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Note 36.j) to the annual consolidated financial statements.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

HORACIO DANIEL MARÍN

President

43
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below present the balances with associates and joint ventures as of March 31, 2025 and December 31, 2024:

	March 31, 2025
	Other receivables			Trade receivables		Investments in financial assets		Accounts payable		Contract liabilities	Contract assets
	Non-Current	Current		Current		Current		Current		Current	Current
Joint Ventures:
YPF EE	-	5		8		1		45		-	-
Profertil	-	-	(1)	8		-		2		-	-
MEGA	-	-		68		-		-	(1)	1	14
Refinor	-	-		9		-		1		-	-
OLCLP	-	-	(1)	-		-		4		-	-
Sustentator	-	-		-	(1)	-		-		-	-
CT Barragán	-	-		-	(1)	-		-		-	-
OTA	-	-		-	(1)	-		3		-	-
OTC	-	-		-		-		-		-	-

	-	5		93		1		55		1	14

Associates:
CDS	-	-	(1)	-	(1)	-		-		-	-
YPF Gas	-	1		16		-		1		-	-
Oldelval	155	11		-	(1)	4		13		-	-
Termap	-	-		-		-		2		-	-
GPA	-	-		-		-		2		-	-
Oiltanking	35	13		-	(1)	1		4		-	-
Gas Austral	-	-		-	(1)	-		-	(1)	-	-
VMOS	-	46		26		-		-		20	-

	190	71		42		5		22		20	-

	190	76		135		6		77		21	14

	December 31, 2024
	Other receivables			Trade receivables		Investments in financial assets		Accounts payable		Contract liabilities	Contract assets
	Non-Current	Current		Current		Current		Current		Current	Current
Joint Ventures:
YPF EE	-	5		4		3		43		-	-
Profertil	-	-	(1)	14		-		17		-	-
MEGA	-	-		50		-		1		-	16
Refinor	-	-		11		-		1		-	-
OLCLP	-	-	(1)	-	(1)	-		3		-	-
Sustentator	-	-		-	(1)	-		-		-	-
CT Barragán	-	-		-		-		-		-	-
OTA	-	-		-	(1)	-		2		-	-
OTC	-	-		-		-		-		-	-

	-	5		79		3		67		-	16

Associates:
CDS	-	-	(1)	1		-		-		-	-
YPF Gas	-	1		20		-		1		-	-
Oldelval	140	4		-	(1)	4		13		-	-
Termap	-	-		-		-		3		-	-
GPA	-	-		-		-		4		-	-
Oiltanking	19	8		-	(1)	-	(1)	4		-	-
Gas Austral	-	-		-	(1)	-		-	(1)	-	-
VMOS	-	17		-		-		-		-	-

	159	30		21		4		25		-	-

	159	35		100		7		92		-	16

(1)	The registered amount is less than 1.

HORACIO DANIEL MARÍN

President

44
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below presents the transactions with associates and joint ventures for the three-month periods ended March 31, 2025 and 2024:

	For the three-month periods ended March 31,
	2025					2024
	Revenues		Costs and expenses	Net interest income (loss)		Revenues		Costs and expenses		Net interest income (loss)
Joint Ventures:
YPF EE	5		35	-	(1)	5		25		-	(1)
Profertil	17		15	-		20		25		-	(1)
MEGA	85		1	-		59		1		-
Refinor	16		2	-	(1)	18		3		-	(1)
OLCLP	-	(1)	3	-		-	(1)	3		-
Sustentator	-		-	-		-		-		-
CT Barragán	-	(1)	-	-		-	(1)	-		-
OTA	-	(1)	6	-		-	(1)	3		-
OTC	-		-	-		-		-	(1)	-

	123		62	-		102		60		-

Associates:
CDS	-		-	-	(1)	-		-		-
YPF Gas	19		1	-	(1)	12		-	(1)	-	(1)
Oldelval	-	(1)	18	-	(1)	-	(1)	15		-	(1)
Termap	-		6	-		-		5		-
GPA	-		6	-		-		4		-
Oiltanking	-	(1)	6	-	(1)	-	(1)	5		-
Gas Austral	1		-	-		1		-	(1)	-
VMOS	4		-	-		-		-		-

	24		37	-		13		29		-

	147		99	-		115		89		-

(1)	The registered amount is less than 1.

Additionally, in the normal course of business and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (14)				Transactions
		Receivables / (Liabilities)				Income / (Costs)
						For the three-month periods ended March 31,
Client / Suppliers	Ref.	March 31, 2025		December 31, 2024		2025		2024
SE	(1) (13)	19		20		6		28
SE	(2) (13)	6		6		1		1
SE	(3) (13)	-	(15)	-	(15)	-		-
SE	(4) (13)	2		5		1		1
SE	(5) (13)	6		7		-		-
Secretary of Transport	(6) (13)	-	(15)	-	(15)	-		1
CAMMESA	(7)	98		80		134		104
CAMMESA	(8)	(2)		(2)		(1)		(10)
ENARSA	(9)	69		67		24		8
ENARSA	(10)	(68)		(68)		(3)		(10)
Aerolíneas Argentinas S.A.	(11)	29		27		80		94
Aerolíneas Argentinas S.A.	(12)	-	(15)	-	(15)	-	(15)	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 36.d.1) to the annual consolidated financial statements.
(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 36.d.2) “Propane Network Agreement“ section to the annual consolidated financial statements.
(3)

Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks, see Note 37 to the annual consolidated financial statements.

(4)

Compensation for the lower income that natural gas distribution service by networks licensed companies receive from their users for the benefit of Metrogas, see Note 36.c.3) to the annual consolidated financial statements.

(5)	Compensation by Decree No. 1,053/2018, see Note 36.c.1) to the annual consolidated financial statements.
(6)	Compensation for providing diesel to public transport of passengers at a differential price, see Note 37 to the annual consolidated financial statements.
(7)	Sales of fuel oil, diesel, natural gas and transportation and distribution service.
(8)	Purchases of electrical energy.
(9)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.
(10)	Purchases of natural gas and crude oil.
(11)	Sales of jet fuel.
(12)	Purchases of miles for YPF Serviclub Program and publicity expenses.
(13)

Income from incentives recognized according to IAS 20 “Accounting for government grants and disclosure of government assistance”, see Note 2.b.12) Income from Government incentive programs” section to the annual consolidated financial statements.

(14)	Do not include, if applicable, the provision for doubtful trade receivables.
(15)	The registered amount is less than 1.

HORACIO DANIEL MARIN President

45
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 16, 17 and 23 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

As of March 31, 2025, the Group holds Bonds of the Argentine Republic 2029 and 2030, BCRA bonds (BOPREAL, for its acronym in spanish) and bills issued by the National Government identified as investments in financial assets (see Note 16).

In addition, in connection with the investment agreement signed between YPF and subsidiaries of Chevron Corporation, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the three-month periods ended March 31, 2025 and 2024, YPF and CHNC carried out transactions such as the purchases of crude oil by YPF for 133 and 115, respectively, among others. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of March 31, 2025 and December 31, 2024 amounts to 53 and 85, respectively. See Note 37 to the annual consolidated financial statements.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the three-month periods ended March 31, 2025 and 2024:

	For the three-month periods ended March 31,
	2025		2024
Short-term benefits (1)	6		5
Share-based benefits	3		1
Post-retirement benefits	-	(2)	-	(2)

	9		6

(1)	Does not include social security contributions of 1 and 1 for the three-month periods ended March 31, 2025 and 2024, respectively.
(2)	The registered amount is less than 1.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 38 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 1 and 1 for the three-month periods ended March 31, 2025 and 2024, respectively.

Short-term benefit programs

The amount charged to expense related to the short-term benefit programs was 38 and 15 for the three-month periods ended March 31, 2025 and 2024, respectively.

Share-based benefit plans

As of March 31, 2025, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 20.77 per PSARs. The amount charged to expense in relation with Value Generation Plan was a recovery due to changes in the fair value estimate of the option of 1 for the three-month period ended March 31, 2025. As of December 31, 2024, weighted average fair value was US$ 28.6 per PSARs.

The amount charged to expense in relation with the remaining share-based benefit plans was 2 and 1 to be settled in equity instruments, for the three-month periods ended March 31, 2025 and 2024, respectively, and 4 to be settled in cash, for the three-month period ended March 31, 2024.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 32.

HORACIO DANIEL MARIN President

46
YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION
(Amounts expressed in millions of United States dollars, or as otherwise indicated)

39. SUBSEQUENT EVENTS

On April 9, 2025, the Company issued additional Class XXX NO for 204 maturing in July 2026 at an issue price of 96.5% of nominal value. The integration of additional Class XXX NO was made in kind through the delivery of Class XXIII NO for 39 and in cash for 165.

On May 6, 2025, the Company announced the results of the tender of the Class XXXVII NO denominated and payable in U.S. dollars maturing in May 2027, having accepted offers for 140 at a fixed nominal annual interest rate of 7%. The Class XXXVII NO will be issued and integrated in U.S. dollars on May 7, 2025.

On April 2, 2025, a Memorandum of Understanding (“MOU”) was signed with the Province of Santa Cruz and Fomicruz S.E. for the purpose of establishing the general terms and conditions upon which the assignment to the latter of the exploitation concessions “Cerro Piedra - Cerro Guadal Norte”, “Barranca Yankowsky”, “Los Monos”, “El Guadal - Lomas del Cuy”, “Cañadón Vasco”, “Cañadón Yatel”, “Pico Truncado - El Cordón”, “Los Perales - Las Mesetas”, “Cañadón León - Meseta Espinosa”, “Cañadón de la Escondida - Las Heras” and the transportation concessions associated with such concessions will be negotiated. The MOU, subject to the approval by YPF’s Board of Directors and the issuance of the corresponding provincial decree, was approved by YPF’s Board of Directors on April 9, 2025, and issued Provincial Decree No. 376/2025 on May 6, 2025.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the period ended as of March 31, 2025, should have been considered in said financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 7, 2025.

HORACIO DANIEL MARIN President

Item 2

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

1

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ARCA	Collection and Customs Control Agency (Agencia de Recaudación y Control Aduanero) (formerly “AFIP”)
Argentina LNG	Subsidiary Argentina LNG S.A.U.
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28 “Investments in associates and joint ventures”
B2B	Business to Business
B2C	Business to Consumer
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Bank of the Argentine Nation (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CAN	Northern Argentine basin (cuenca Argentina Norte)
CDS	Associate Central Dock Sud S.A.
CGU	Cash-generating unit
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint venture CT Barragán S.A.
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A., “IEASA”)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
JO	Joint operation (Unión Transitoria)
Joint venture	Company jointly owned by YPF as provided for in IFRS 11 “Joint arrangements”
LGS	General Corporations Law (Ley General de Sociedades) No. 19,550
LNG	Liquefied natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint venture Compañía Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Ministry of Energy and Mining (Ministerio de Energía y Minería)
MLO	West Malvinas basin (cuenca Malvinas Oeste)
MTN	Medium-term note
NO	Negotiable obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Branch (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint venture Profertil S.A.
Refinor	Joint venture Refinería del Norte S.A.
ROD RQT	Record of decision Quinquennial Tariff Review (Revisión Quinquenal Tarifaria)
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT SC Gas	Transitional Tariff Regime (Régimen Tarifario de Transición) Subsidiary SC Gas S.A.U.
SE	Secretariat of Energy (Secretaría de Energía) (formerly “MINEM” and “SGE”)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF as provided for in IFRS 10 “Consolidated financial statements”
Sur Inversiones Energéticas	Subsidiary Sur Inversiones Energéticas S.A.U.
Sustentator	Joint venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
Turnover tax	Impuesto a los ingresos brutos
U.S. dollar	United States dollar
UNG	Unaccounted natural gas
US$	United States dollar
US$/bbl	U.S. dollar per barrel
UVA	Unit of Purchasing Power
VAT	Value added tax
VMOS	Associate VMOS S.A.
WEM	Wholesale Electricity Market
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
Y-TEC	Subsidiary YPF Tecnología S.A.
Y-LUZ	Subsidiary Y-LUZ Inversora S.A.U. controlled by YPF EE

2

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - Ciudad Autónoma de Buenos Aires, Argentina.

Fiscal year

No. 49 beginning on January 1, 2025.

Main business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the survey, exploration and exploitation of liquid and/or gaseous hydrocarbon fields and other minerals, as well as the industrialization, transportation and commercialization of these products and their direct and indirect by-products, including petrochemical products, chemical products, whether derived from hydrocarbons or not, and non-fossil fuels, biofuels and their components, as well as the generation of electrical energy through the use of hydrocarbons, to which effect it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose the rendering, on its own, through a controlled company or in association with third parties, of telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its object. To better achieve these purposes, it may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry of Commerce

Bylaws filed on February 5, 1991, under No. 404, of the Book of Corporations 108, Volume A, with the Public Registry of Commerce of the Autonomous City of Buenos Aires, in charge of the Argentine Registry of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109 of the Book of Corporations 113, Volume A, with the above mentioned Public Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

January 26, 2024, registered with the Public Registry of Commerce of the Autonomous City of Buenos Aires in charge of the Argentine Registry of Companies (Inspección General de Justicia) on March 15, 2024, under No. 4,735, Book 116 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

HORACIO DANIEL MARÍN President

3

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2025 AND DECEMBER 31, 2024 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	Notes	March 31, 2025	December 31, 2024
ASSETS
Non-current assets
Intangible assets	8	636,869	505,827
Property, plant and equipment	9	20,331,453	19,307,423
Right-of-use assets	10	703,360	765,243
Investments in associates and joint ventures	11	2,256,051	2,019,790
Deferred income tax assets, net	19	331,060	339,492
Other receivables	14	470,310	348,051
Trade receivables	15	1,955	1,333

Total non-current assets		24,731,058	23,287,159

Current assets
Assets held for sale	12	1,644,519	1,583,158
Inventories	13	1,733,983	1,593,666
Contract assets	26	26,362	31,207
Other receivables	14	680,472	569,910
Trade receivables	15	1,731,140	1,668,947
Investments in financial assets	16	313,225	401,382
Cash and cash equivalents	17	1,006,981	1,151,868

Total current assets		7,136,682	7,000,138

TOTAL ASSETS		31,867,740	30,287,297

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		9,823	7,128
Retained earnings		12,512,123	12,000,469

Shareholders’ equity attributable to shareholders of the parent company		12,521,946	12,007,597

Non-controlling interest		250,165	224,363

TOTAL SHAREHOLDERS’ EQUITY		12,772,111	12,231,960

LIABILITIES
Non-current liabilities
Provisions	18	1,156,872	1,117,925
Contract liabilities	26	159,559	116,883
Deferred income tax liabilities, net	19	101,353	92,701
Income tax liability		2,273	2,514
Taxes payable	20	230	224
Salaries and social security	21	35,301	34,891
Lease liabilities	22	368,831	418,510
Loans	23	8,089,348	7,249,715
Other liabilities	24	145,529	76,561
Accounts payable	25	6,894	5,904

Total non-current liabilities		10,066,190	9,115,828

Current liabilities
Liabilities directly associated with assets held for sale	12	2,238,496	2,201,617
Provisions	18	123,054	119,391
Contract liabilities	26	89,517	74,795
Income tax liability		147,595	130,347
Taxes payable	20	242,660	254,619
Salaries and social security	21	458,535	423,974
Lease liabilities	22	373,777	381,146
Loans	23	2,169,836	1,964,777
Other liabilities	24	279,176	422,209
Accounts payable	25	2,906,793	2,966,634

Total current liabilities		9,029,439	8,939,509

TOTAL LIABILITIES		19,095,629	18,055,337

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		31,867,740	30,287,297

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

4

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except per share information expressed in Argentine pesos)

		For the three-month periods ended March 31,
	Notes	2025	2024
Net income

Revenues	26	4,870,820	3,602,196
Costs	27	(3,525,670)	(2,551,981)

Gross profit		1,345,150	1,050,215

Selling expenses	28	(558,526)	(392,538)
Administrative expenses	28	(220,023)	(118,459)
Exploration expenses	28	(32,495)	(16,982)
Other net operating results	29	(342,297)	9,975

Operating profit		191,809	532,211

Income from equity interests in associates and joint ventures	11	86,034	106,382
Financial income	30	17,677	30,445
Financial costs	30	(296,717)	(267,492)
Other financial results	30	17,187	38,893

Net financial results	30	(261,853)	(198,154)

Net profit before income tax		15,990	440,439

Income tax	19	(28,960)	103,743

Net (loss) / profit for the period		(12,970)	544,182

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(40,032)	(24,682)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		98,348	249,042
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF (2)		492,110	464,069

Other comprehensive income for the period		550,426	688,429

Total comprehensive income for the period		537,456	1,232,611

Net (loss) /profit for the period attributable to:
Shareholders of the parent company		(19,864)	537,090
Non-controlling interest		6,894	7,092
Other comprehensive income for the period attributable to:
Shareholders of the parent company		531,518	645,678
Non-controlling interest		18,908	42,751
Total comprehensive income for the period attributable to:
Shareholders of the parent company		511,654	1,182,768
Non-controlling interest		25,802	49,843
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	33	(50.65)	1,370.63

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1) to the annual consolidated financial statements.
(2)	Correspond to the effect of the translation to YPF´s presentation currency, see Note 2.b.1).

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

5

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the three-month period ended March 31, 2025
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,922	6,083	11	18	3,563		(9,655)	2,546	640	7,128
Accrual of share-based benefit plans (3)	-	-	-	-	2,770		-	-	-	2,770
Settlement of share-based benefit plans	-	-	-	-	(54)		(65)	44	-	(75)
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net (loss) / profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,922	6,083	11	18	6,279		(9,720)	2,590	640	9,823

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	810,651	-	4,365,198	36,708	4,296,133		2,491,779	12,007,597	224,363	12,231,960
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	2,770	-	2,770
Settlement of share-based benefit plans	-	-	-	-	-		-	(75)	-	(75)
Other comprehensive income	33,040	-	177,912	1,496	224,401		94,669	531,518	18,908	550,426
Net (loss) / profit for the period	-	-	-	-	-		(19,864)	(19,864)	6,894	(12,970)

Balance at the end of the period	843,691	-	4,543,110	38,204	4,520,534	(1)	2,566,584	12,521,946	250,165	12,772,111

(1)    Includes 4,825,541 corresponding to the effect of the translation of the shareholders’ contributions (see Note 36.l) “Effect of the translation of the shareholders’ contributions” section), (2,149,854) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (1,587,169) corresponding to the effect of the translation to YPF´s presentation currency) and 1,844,847 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 1,165,400 corresponding to the effect of the translation to YPF´s presentation currency). See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2)    Net of employees’ income tax withholding related to the share-based benefit plans.

(3)    See Note 38.

(4)    Includes 75,099 and 72,137 restricted to the distribution of retained earnings as of March 31, 2025 and December 31, 2024, respectively. See Note 31 to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

6

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED) (cont.)

(Amounts expressed in millions of Argentine pesos)

	For the three-month period ended March 31, 2024
	Shareholders’ contributions
	Capital	Adjustment to capital	Treasury shares	Adjustment to treasury shares	Share-based benefit plans		Acquisition cost of treasury shares (2)	Share trading premiums	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,919	6,078	14	23	855		(5,635)	(387)	640	5,507
Accrual of share-based benefit plans (3)	-	-	-	-	754		-	-	-	754
Settlement of share-based benefit plans	-	-	-	-	(37)		(37)	22	-	(52)
Other comprehensive income	-	-	-	-	-		-	-	-	-
Net profit for the period	-	-	-	-	-		-	-	-	-

Balance at the end of the period	3,919	6,078	14	23	1,572		(5,672)	(365)	640	6,209

	Retained earnings (4)							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	634,747	182,371	4,297,009	28,243	3,077,042		(1,003,419)	7,221,500	82,315	7,303,815
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	754	-	754
Settlement of share-based benefit plans	-	-	-	-	-		-	(52)	-	(52)
Other comprehensive income	38,976	11,198	263,854	1,735	372,727		(42,812)	645,678	42,751	688,429
Net profit for the period	-	-	-	-	-		537,090	537,090	7,092	544,182

Balance at the end of the period	673,723	193,569	4,560,863	29,978	3,449,769	(1)	(509,141)	8,404,970	132,158	8,537,128

(1)    Includes 3,852,324 corresponding to the effect of the translation of the shareholders’ contributions (see Note 36.l) “Effect of the translation of the shareholders’ contributions” section), (1,627,350) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar (which includes (1,177,533) corresponding to the effect of the translation to YPF´s presentation currency) and 1,224,795 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency (which includes 728,893 corresponding to the effect of the translation to YPF´s presentation currency). See Notes 2.b.1) and 2.b.10) to the annual consolidated financial statements.

(2)    Net of employees’ income tax withholding related to the share-based benefit plans.

(3)    See Note 38.

(4)    Includes 59,955 and 56,487 restricted to the distribution of retained earnings as of March 31, 2024 and December 31, 2023, respectively. See Note 31 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

7

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2025 AND 2024 (UNAUDITED)

(Amounts expressed in millions of Argentine pesos)

	For the three-month periods ended March 31,
	2025	2024
Cash flows from operating activities
Net (loss) / profit	(12,970)	544,182
Adjustments to reconcile net profit to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(86,034)	(106,382)
Depreciation of property, plant and equipment	757,677	479,358
Amortization of intangible assets	15,249	8,352
Depreciation of right-of-use assets	77,536	54,350
Retirement of property, plant and equipment and intangible assets and consumption of materials	104,639	75,645
Charge on income tax	28,960	(103,743)
Net increase in provisions	278,736	137,900
Effect of changes in exchange rates, interest and others	249,015	193,482
Share-based benefit plans	2,770	754
Result from sale of assets	(15,042)	-
Result from changes in fair value of assets held for sale	214,500	-
Changes in assets and liabilities:
Trade receivables	(26,840)	(323,089)
Other receivables	(208,368)	(167,626)
Inventories	(71,353)	104,566
Accounts payable	(316,130)	225,538
Taxes payable	(15,339)	89,739
Salaries and social security	33,351	(42,846)
Other liabilities	(109,306)	(39,706)
Decrease in provisions due to payment/use	(62,159)	(31,774)
Contract assets	4,845	(6,574)
Contract liabilities	60,475	(8,982)
Proceeds from collection of profit loss insurance	1,474	-
Income tax payments	(9,269)	(5,194)

Net cash flows from operating activities (1) (2)	896,417	1,077,950

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(1,279,802)	(1,144,236)
Additions of assets held for sale	(34,607)	-
Contributions and acquisitions of interests in associates and joint ventures	(74,621)	-
Acquisitions from business combinations net of cash and cash equivalents	(256,152)	-
Proceeds from sales of financial assets	101,514	69,920
Payments from purchase of financial assets	-	(107,083)
Interests received from financial assets	1,421	14,433
Proceeds from concessions, assignment agreements and sale of assets	75,669	3,088

Net cash flows used in investing activities	(1,466,578)	(1,163,878)

Financing activities: (3)
Payments of loans	(1,144,695)	(465,349)
Payments of interests	(232,177)	(167,343)
Proceeds from loans	1,854,108	921,480
Account overdrafts, net	-	46,778
Payments of leases	(110,201)	(84,528)
Payments of interests in relation to income tax	(459)	(797)

Net cash flows from financing activities	366,576	250,241

Effect of changes in exchange rates on cash and cash equivalents	58,698	51,275

(Decrease) / Increase in cash and cash equivalents	(144,887)	215,588

Cash and cash equivalents at the beginning of the fiscal year	1,151,868	905,956
Cash and cash equivalents at the end of the period	1,006,981	1,121,544

(Decrease) / Increase in cash and cash equivalents	(144,887)	215,588

(1)	Does not include the effect of changes in exchange rates generated by cash and cash equivalents, which is exposed separately in this statement.
(2)

Includes 32,376 and 23,900 for the three-month periods ended March 31, 2025 and 2024, respectively, for payments of short-term leases and payments of the variable charge of leases related to the underlying asset use or performance.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month periods ended March 31,
	2025	2024
Unpaid acquisitions of property, plant and equipment and intangible assets	643,447	434,353
Unpaid additions of assets held for sale	5,217	-
Additions of right-of-use assets	11,869	54,842
Capitalization of depreciation of right-of-use assets	17,313	15,317
Capitalization of financial accretion for lease liabilities	2,896	2,566

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1. GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the Autonomous City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Midstream and Downstream LNG and Integrated Gas and New Energies business segments (see Note 6).

Structure and organization of the economic group

The following table presents the main companies of the Group as of March 31, 2025:

Entity	Country	Main business	% of ownership of capital stock (1)	Relationship

Upstream
Eleran	Spain	Hydrocarbon exploration through the subsidiary YPF E&P Bolivia S.A.	100%	Subsidiary
SC Gas (4)	Argentina	Hydrocarbon exploitation	100%	Subsidiary

Midstream and Downstream
OPESSA	Argentina	Gas stations	100%	Subsidiary
Refinor	Argentina	Industrialization and commercialization of hydrocarbons	50%	Joint venture
OLCLP	Argentina	Hydrocarbon transportation	85%	Joint venture
OTA	Argentina	Hydrocarbon transportation	36%	Joint venture
OTC	Chile	Hydrocarbon transportation	36%	Joint venture
Oldelval	Argentina	Hydrocarbon transportation	37%	Associate
Oiltanking	Argentina	Hydrocarbon transportation	30%	Associate
Termap	Argentina	Hydrocarbon transportation	33.15%	Associate
VMOS (3)	Argentina	Hydrocarbon transportation	26.67%	Associate
YPF Gas	Argentina	Commercialization of natural gas	33.99%	Associate

LNG and Integrated Gas
YPF Chile	Chile	Commercialization of natural gas	100%	Subsidiary
Argentina LNG	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
Sur Inversiones Energéticas	Argentina	Industrialization and commercialization of LNG	100%	Subsidiary
MEGA	Argentina	Separation of natural gas liquids and their fractionation	38%	Joint venture

New Energies
Metrogas (2)	Argentina	Distribution of natural gas	70%	Subsidiary
Metroenergía	Argentina	Commercialization of natural gas	71.50%	Subsidiary
Y-TEC	Argentina	Research and development of technology	51%	Subsidiary
YPF Ventures	Argentina	Corporate investments	100%	Subsidiary
YPF EE	Argentina	Generation of electric power	75%	Joint venture
Profertil	Argentina	Production and commercialization of fertilizers	50%	Joint venture
CT Barragán	Argentina	Generation of electric power	50%	Joint venture
CDS (5)	Argentina	Generation of electric power	10.25%	Associate

Central Administration and Others
AESA	Argentina	Engineering and construction services	100%	Subsidiary

(1)	Held directly and indirectly.
(2)	See Note 36.c.3) “Note from ENARGAS related to YPF’s equity interest in Metrogas” section to the annual consolidated financial statements.
(3)

On December 13, 2024, YPF, together with Pan American Sur S.A., Vista Energy S.A.U. and Pampa Energía S.A. signed a shareholders’ agreement to form a new company, VMOS, which main purpose is the construction of the “Vaca Muerta Sur Project”, an oil transportation infrastructure project. VMOS has granted stock options to Pluspetrol S.A., Chevron Argentina S.R.L., CDC ApS, Shell Compañía Argentina de Petróleo S.A., Shell Overseas Investments B.V., and Gas y Petróleo del Neuquén S.A. As of the date of issuance of these condensed interim consolidated financial statements, the aforementioned companies have exercised such stock options becoming shareholders of VMOS.

(4)

The change of MASA’s corporate name to SC Gas is in the process of being registered with the Argentine Registry of Companies (Inspección General de Justicia). see Note 4 “Acquisition of Mobil Argentina S.A.” section.

(5)	Additionally, the Group has a 22.36% indirect holding in capital stock through YPF EE.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

1.  GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP’S BUSINESS (cont.)

Organization of the business

As of March 31, 2025, the Group carries out its operations in accordance with the following structure:

-	Upstream
-	Midstream and Downstream
-	LNG and Integrated Gas
-	New Energies
-	Central Administration and Others

Activities covered by each business segment are detailed in Note 6.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds participating interest in exploratory areas in Bolivia and sells natural gas, lubricants and derivatives in Chile.

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Applicable accounting framework

The condensed interim consolidated financial statements of the Company for the three-month period ended March 31, 2025, are presented in accordance with IAS 34 “Interim financial reporting”. Therefore, they should be read together with the annual consolidated financial statements of the Company as of December 31, 2024 (“annual consolidated financial statements”) presented in accordance with IFRS Accounting Standards as issued by the IASB.

Moreover, some additional information required by the LGS and/or CNV’s Rules have been included.

These condensed interim consolidated financial statements corresponding to the three-month period ended March 31, 2025, are unaudited. The Company believes they include all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Net Income for the three-month period ended March 31, 2025 does not necessarily reflect the proportion of the Group’s full-year net income.

2.b) Material accounting policies

The material accounting policies are described in Note 2.b) to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 19.

Functional and presentation currency

As mentioned in Note 2.b.1) to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, in accordance with the provisions of the LGS and the CNV rules, the Company must present its financial statements in pesos.

Business combinations

The Group analyzes whether the assets acquired and liabilities assumed in a transaction qualify as a business combination in accordance with IFRS 3 “Business combinations”. Business combinations are accounted for using the acquisition method, which requires, among others, the recognition and measurement at fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling interest. The excess of the consideration transferred over such fair value is recognized as goodwill and the shortfall as a gain in profit or loss for the period.

When the assets acquired are not a business, the Group accounts for the transaction as the acquisition of an asset.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

2.  BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Adoption of new standards and interpretations effective as from January 1, 2025

The Company has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of March 31, 2025, as described in Note 2.b.14) to the annual consolidated financial statements.

Standards and interpretations issued by the IASB whose application is not mandatory at the closing date of these condensed interim consolidated financial statements and have not been adopted by the Group

In accordance with Article 1, Chapter III, Title IV of the CNV rules, the early application of the IFRS and/or their amendments is not permitted for issuers filing financial statements with the CNV, unless specifically admitted by such agency.

2.c) Significant estimates and key sources of estimation uncertainty

In preparing the financial statements at a certain date, the Group is required to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed at such date, as well as income and expenses recognized in the fiscal year or period. Actual future profit or loss might differ from the estimates and assessments made at the date of preparation of these condensed interim consolidated financial statements.

The assumptions relating to the future and other key sources of uncertainty about the estimates made for the preparation of these condensed interim consolidated financial statements are consistent with those used by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Note 2.c) to the annual consolidated financial statements.

2.d) Comparative information

Amounts and other financial information corresponding to the fiscal year ended December 31, 2024 and for the three-month period ended March 31, 2024 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements. Likewise, changes have been made to the comparative figures in Notes 6 and 26 as mentioned in Note 6.

3.  SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter driven by the increased demand in the residential segment. Consequently, the Group is subject to seasonal fluctuations in its sales volumes and prices, with higher sales of natural gas during the winter at higher prices.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

4. ACQUISITIONS AND DISPOSALS

The most relevant acquisitions and disposals of companies that took place during the three-month period ended March 31, 2025 are described below:

Acquisition of Mobil Argentina S.A.

On December 17, 2024, the Company entered into a share purchase and sale agreement with ExxonMobil Argentina Upstream B.V., ExxonMobil Exploration and Production Gemini B.V., and QatarEnergy Argentina Holdings LLC (collectively, the “Sellers”) whereby, subject to the fulfillment of the closing conditions set forth in such agreement, YPF acquired 100% of the shares and capital stock of Mobil Argentina S.A. (“MASA”).

MASA owns 54.45% of Sierra Chata unconventional exploitation concession in the Province of Neuquén. Pampa Energía S.A., operator of such concession, owns the remaining working interest.

On January 29, 2025 (“acquisition date”), after the fulfillment of all the closing conditions, the sale and transfer by the Sellers to YPF of 100% of MASA’s shares and capital stock was completed. The amount of the transaction was US$ 327 million in cash. As of the acquisition date, MASA will continue to operate under the corporate name SC Gas S.A.U. (“SC Gas”), being YPF its sole shareholder.

The transaction described above qualifies as a business combination in accordance with IFRS 3 and is accounted for using the acquisition method (see Note 2.b)). The following table details the consideration transferred, the fair values of the identifiable assets acquired and the liabilities assumed by YPF at the acquisition date:

	Fair value at acquisition date in millions of U.S. dollars (1)	Fair value at acquisition date in millions of pesos (1) (2)
Fair value of identifiable assets and liabilities assumed:
Intangible assets	108	113,616
Property, plant and equipment	154	162,008
Other receivables	7	7,364
Trade receivables	10	10,520
Cash and cash equivalents	60	63,120
Provisions	(5)	(5,260)
Accounts payable	(7)	(7,364)

Total identifiable net assets / Consideration	327	344,004

(1)	In accordance with IFRS 3, during the measurement period, an entity may adjust the provisional amounts recognized in a business combination, therefore, fair values may be adjusted during the period.
(2)	The amounts correspond to the pesos at the exchange rate on the date of purchase.

Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)

On January 31, 2025, after the fulfillment of all the closing conditions of the share purchase and sale agreement of the subsidiary YPF Brasil, the sale and transfer by YPF to the GMZ HOLDING LTDA. and IGP HOLDING PARTICIPAÇÕES S.A., with the intervention of USIQUÍMICA DO BRASIL LTDA. as guarantor of the transaction, of 100% of the shares and capital stock of YPF Brasil was completed. The sale price of the transaction agreed by the parties was US$ 2.3 million. See Note 3 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section to the annual consolidated financial statements.

Based on the closing of the aforementioned share purchase and sale agreement and considering the fair value of the assets and liabilities of YPF Brasil classified as held for sale, as of the closing date of the transaction, the result from the sale did not have significant effects. In addition, the translation differences accumulated in the “Other comprehensive income” account and reclassified to the “Unappropriated retained earnings and losses” account in the statement of changes in shareholders’ equity due to the loss of control of the subsidiary amounts to a loss of 851.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

5. FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: Market risk (including exchange rate risk, interest rate risk, and price risk), liquidity risk and credit risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

During the three-month period ended March 31, 2025, there were no significant changes in the administration or policies of risk management implemented by the Group as described in Note 4 to the annual consolidated financial statements.

•	Liquidity risk management

Most of the Group’s loans contain market-standard covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 17, 33 and 34 to the annual consolidated financial statements and Notes 18 and 34.

The Group monitors compliance with covenants on a quarterly basis. As of March 31, 2025, the Group is in compliance with its covenants.

6. BUSINESS SEGMENT INFORMATION

The different business segments in which the Group’s organization is structured consider the different activities from which the Group can obtain revenues and incur expenses. Such organizational structure is based on the way in which the chief decision maker analyzes the main operating and financial magnitudes for making decisions about resource allocation and performance assessment, also considering the business strategy of the Group.

Business segment information is presented in U.S. dollars, the functional currency of the Company (see Note 2.b)), consistently with the manner of reporting the information used by the chief decision maker to allocate resources and assess business segment performance.

As of the current fiscal year, as a consequence of the organizational structure changes in which the New Energies Vice Presidency was created, and the Gas and Power Vice Presidency and the Downstream Vice Presidency were reformulated as the LNG and Integrated Gas Vice Presidency and the Midstream and Downstream Vice Presidency respectively, the complete management scope of these new business units was determined. On January 1, 2025, these organizational changes resulted in a modification of the composition of the business segments according to how the chief decision maker allocates resources and assesses the performance of these business segments, creating the New Energies business segment and readjusting the composition and definition of the businesses of the remaining business segments. The changes in the business segments had no impact on the CGUs defined in Note 2.b.5) to the annual consolidated financial statements.

As aforementioned and in Note 5 to the annual consolidated financial statements, the comparative information for the fiscal year ended December 31, 2024 and the three-month period ended March 31, 2024 has been restated.

The business segments structure is organized as follows:

•	Upstream

The Upstream business segment performs all activities related to the exploration and exploitation of hydrocarbon fields and production of crude oil and natural gas.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in the Upstream business segment, were assigned to Central Administration and Others.

Its revenues are mainly derived from: (i) the sale of the produced crude oil to the Midstream and Downstream business segment; (ii) the sale of the produced natural gas to the LNG and Integrated Gas business segment; and (iii) the sale of the natural gas retained in plant to the Midstream and Downstream business segment.

It incurs all costs related to the aforementioned activities.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

•	Midstream and Downstream

The Midstream and Downstream business segment performs activities related to: (i) the refining, transportation and commercialization of refined products, (ii) the production, transportation and commercialization of petrochemical products; (iii) the transportation and commercialization of crude oil; and (iv) the commercialization of specialties for the agribusiness industry and of grains and their by-products.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to the Midstream and Downstream business segment.

Its revenues are mainly derived from the sale of crude oil, refined and petrochemical products, and specialties for agribusiness industry and grains and their by-products, through the businesses of B2C (Retail), B2B (Commercial Networks, Industries, Transportation, Aviation, Agro, Lubricants and Specialties), LPG, Chemicals, International Trade and Transportation and Sales to Companies. In addition, it obtains revenues from midstream oil, midstream gas and natural gas storage operations and the provision of LNG regasification services.

It incurs all costs related to the aforementioned activities, including the purchase of: (i) crude oil from the Upstream business segment and third parties; (ii) natural gas to be consumed in the refinery and petrochemical industrial complexes from the LNG and Integrated Gas business segment; and (iii) natural gas retained in plant from the Upstream business segment.

•	LNG and Integrated Gas

The LNG and Integrated Gas business segment performs activities related to: (i) natural gas commercialization to third parties and to the Midstream and Downstream business segment; (ii) the separation of natural gas liquids and their fractionation, storage and transportation for the production of ethane, propane, butane and gasoline, and its commercialization, through our investment in joint venture Mega; and (iii) the development of LNG capacity.

On January 1, 2025, as a consequence of the organizational changes described above, the assets related to the natural gas transportation, the conditioning and processing of natural gas retained in plant for the separation and fractionation of gasoline, propane and butane, the storage of the produced natural gas, and the commercial and technical operation of the LNG regasification terminal in Escobar, which were formerly included in the Gas and Power business segment, were assigned to the Midstream and Downstream business segment. Furthermore, the assets related to the distribution of natural gas through our subsidiary Metrogas, the generation of conventional thermal electric power and renewable energy, and the production, storage, distribution and sale of fertilizers through our investments in associates and joint ventures, which were formerly included in the Gas and Power business segment, were assigned to the New Energies business segment.

Its revenues are mainly derived from the commercialization of natural gas as producers to third parties and to the Midstream and Downstream and the New Energies business segments.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the Upstream business segment.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

•	New Energies

On January 1, 2025, as a consequence of the organizational changes described above, the New Energies Vice Presidency was created and during the current fiscal year the complete management scope of this new business unit was determined. As of that date, the assets related to the distribution of natural gas through our subsidiary Metrogas, the generation of conventional thermal electric power and renewable energy and the production, storage, distribution and sale of fertilizers through our investments in associates and joint ventures, which were formerly included in the Gas and Power business segment, were assigned to the New Energies business segment. In addition, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to the New Energies business segment.

The New Energies business segment performs activities related to: (i) the definition and development of the new energy portfolio; (ii) the definition and development of sustainability and energy transitions programs; (iii) the distribution of natural gas through our subsidiary Metrogas; and (iv) the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC. Furthermore, through our investments in associates and joint ventures, the New Energies business segment performs activities related to: (i) the generation of conventional thermal electric power and renewable energy; and (ii) the production, storage, distribution and sale of fertilizers.

Its revenues are mainly derived from the sale of natural gas through our subsidiary Metrogas.

It incurs all costs related to the aforementioned activities, including the purchase of natural gas from the LNG and Integrated Gas business segment.

•	Central Administration and Others

It includes the remaining activities performed by the Group that do not fall within the aforementioned business segments and which are not reporting business segments, mainly comprising revenues, expenses and assets related to: (i) corporate administrative; (ii) the production of frac sand for well drilling/fracking purposes; and (iii) the construction activities through our subsidiary AESA.

On July 1, 2024, certain assets related to the production of frac sand for well drilling/fracking purposes, which were formerly included in the Upstream business segment, were assigned to Central Administration and Others. In addition, on January 1, 2025, as a consequence of the organizational changes described above, the assets related to the provision of research and development services of technology applied to the hydrocarbon industry through our subsidiary Y-TEC, previously included in Central Administration and Others, were assigned to the New Energies business segment.

Sales between business segments were made at internal transfer prices established by the Group, which approximately reflect domestic market prices.

Operating profit or loss and assets of each business segment have been determined after consolidation adjustments.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars							In millions of pesos
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the three-month period ended March 31, 2025
Revenues	18	3,856	333	189	212	-	4,608	4,870,820
Revenues from intersegment sales	2,049	62	67	3	281	(2,462)	-	-

Revenues	2,067	3,918	400	192	493	(2,462)	4,608	4,870,820

Operating profit or loss	(119)	382	(5)	24	(59)	(31)	192	191,809
Income from equity interests in associates and joint ventures	-	14	22	45	-	-	81	86,034

Net financial results							(256)	(261,853)
Net profit before income tax							17	15,990
Income tax							(27)	(28,960)
Net loss for the period							(10)	(12,970)

Acquisitions of property, plant and equipment	1,060	213	3	10	20	-	1,306	1,425,770
Acquisitions of right-of-use assets	2	1	-	-	8	-	11	11,869
Increases from business combinations (4)	262	-	-	-	-	-	262	275,624

Other income statement items
Depreciation of property, plant and equipment (2)	561	125	1	10	21	-	718	757,677
Amortization of intangible assets	-	9	-	4	1	-	14	15,249
Depreciation of right-of-use assets	41	31	-	-	2	-	74	77,536

Balance as of March 31, 2025
Assets	13,072	10,982	757	2,629	2,532	(258)	29,714	31,867,740

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

6. BUSINESS SEGMENT INFORMATION (cont.)

	In millions of U.S. dollars								In millions of pesos
	Upstream		Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Consolidation adjustments (1)	Total	Total
For the three-month period ended March 31, 2024
Revenues	14		3,768	311	76	141	-	4,310	3,602,196
Revenues from intersegment sales	1,933		22	55	2	221	(2,233)	-	-

Revenues	1,947		3,790	366	78	362	(2,233)	4,310	3,602,196

Operating profit or loss	400	(3)	560	(33)	(25)	(26)	(210)	666	532,211
Income from equity interests in associates and joint ventures	-		13	27	89	-	-	129	106,382

Net financial results								(259)	(198,154)
Net profit before income tax								536	440,439
Income tax								121	103,743
Net profit for the period								657	544,182

Acquisitions of property, plant and equipment	1,009		214	-	5	24	-	1,252	1,162,996
Acquisitions of right-of-use assets	6		58	-	-	-	-	64	54,842
Increases from business combinations	-		-	-	-	-	-	-	-

Other income statement items
Depreciation of property, plant and equipment (2)	431		118	-	8	19	-	576	479,358
Amortization of intangible assets	-		7	-	3	-	-	10	8,352
Depreciation of right-of-use assets	42		24	-	-	-	-	66	54,350

Balance as of December 31, 2024
Assets	12,795		10,735	743	2,524	2,822	(228)	29,391	30,287,297

(1)	Corresponds to the eliminations among the business segments of the Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes US$ (6) million of unproductive exploratory drillings as of March 31, 2024.
(4)	See Notes 8 and 9.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

7.  FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below present the Group’s financial assets measured at fair value through profit or loss as of March 31, 2025 and December 31, 2024, and their allocation to their fair value hierarchy levels:

	As of March 31, 2025
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	304,703	-	-	304,703
- Private securities - NO	8,522	-	-	8,522

	313,225	-	-	313,225

Cash and cash equivalents:
- Mutual funds	379,102	-	-	379,102

	379,102	-	-	379,102

	692,327	-	-	692,327

	As of December 31, 2024
Financial assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	392,011	-	-	392,011

- Private securities - NO	9,371	-	-	9,371

	401,382	-	-	401,382

Cash and cash equivalents:
- Mutual funds	451,416	-	-	451,416

	451,416	-	-	451,416

	852,798	-	-	852,798

The Group has no financial liabilities measured at fair value through profit or loss.

Fair value estimates

During the three-month period ended March 31, 2025, there have been no changes in macroeconomic circumstances that significantly affect the Group’s financial instruments measured at fair value through profit or loss.

During the three-month period ended March 31, 2025, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the remaining loans, amounted to 10,148,502 and 9,079,899 as of March 31, 2025 and December 31, 2024, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their carrying amount.

8.  INTANGIBLE ASSETS

	March 31, 2025	December 31, 2024
Net carrying amount of intangible assets	679,475	546,765
Provision for impairment of intangible assets	(42,606)	(40,938)

	636,869	505,827

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

8.  INTANGIBLE ASSETS (cont.)

The evolution of the Group’s intangible assets for the three-month period ended March 31, 2025 and as of the year ended December 31, 2024 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	778,570	88,737	347,634	1,214,941
Accumulated amortization	567,910	-	318,457	886,367
Balance as of December 31, 2023	210,660	88,737	29,177	328,574

Cost
Increases	80,146	-	14,218	94,364
Increases from business combinations	-	-	-	-
Translation effect	223,954	24,583	85,173	333,710
Adjustment for inflation (1)	-	-	52,369	52,369
Decreases, reclassifications and other movements	-	-	52,373	52,373

Accumulated amortization
Increases	25,017	-	17,127	42,144
Translation effect	160,502	-	81,135	241,637
Adjustment for inflation (1)	-	-	30,945	30,945
Decreases, reclassifications and other movements	-	-	(101)	(101)

Cost	1,082,670	113,320	551,767	1,747,757
Accumulated amortization	753,429	-	447,563	1,200,992
Balance as of December 31, 2024	329,241	113,320	104,204	546,765

Cost
Increases	23,018	-	815	23,833
Increases from business combinations	-	113,616	-	113,616
Translation effect	44,292	6,590	18,132	69,014
Adjustment for inflation (1)	-	-	9,341	9,341
Decreases, reclassifications and other movements	-	(27,902)	12,338	(15,564)

Accumulated amortization
Increases	6,864	-	8,385	15,249
Translation effect	30,818	-	15,379	46,197
Adjustment for inflation (1)	-	-	6,084	6,084
Decreases, reclassifications and other movements	-	-	-	-

Cost	1,149,980	205,624	592,393	1,947,997
Accumulated amortization	791,111	-	477,411	1,268,522
Balance as of March 31, 2025	358,869	205,624	114,982	679,475

(1)

Corresponds to the adjustment for inflation of opening balances of intangible assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

9.  PROPERTY, PLANT AND EQUIPMENT

	March 31, 2025	December 31, 2024
Net carrying amount of property, plant and equipment	21,211,779	20,049,632
Provision for obsolescence of materials and equipment	(387,360)	(229,813)
Provision for impairment of property, plant and equipment	(492,966)	(512,396)

	20,331,453	19,307,423

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION

(Amounts expressed in millions of United States dollars, except for shares and per share amounts expressed in United States dollars, or as otherwise indicated)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the three-month periods ended March 31, 2025 and as of the year ended December 31, 2024 are as follows:

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,082,634	42,849,530	7,191,844	545,647	1,157,739	4,573,051	105,041	700,464	1,115,998	653,172	683,871	60,658,991
Accumulated depreciation	554,636	36,228,745	4,727,278	297,862	-	-	-	635,432	791,998	329,442	525,391	44,090,784

Balance as of December 31, 2023	527,998	6,620,785	2,464,566	247,785	1,157,739	4,573,051	105,041	65,032	324,000	323,730	158,480	16,568,207

Cost
Increases	507	175,785	82,395	28,183	1,191,783	3,753,330	107,648	2,210	-	-	14,688	5,356,529
Increases from business combinations	-	-	-	-	-	-	-	-	-	-	-	-
Translation effect	240,319	6,913,347	2,031,025	135,356	288,903	1,067,400	10,202	180,482	320,721	-	140,517	11,328,272
Adjustment for inflation (1)	155,605	-	-	50,009	16,763	24,791	-	31,817	-	769,175	185,137	1,233,297
Decreases, reclassifications and other movements	(81,297)	(20,558,160)	311,632	(8,984)	(1,049,173)	(3,162,649)	(162,656)	6,390	177,438	(4,730)	(40,697)	(24,572,886)	(2)

Accumulated depreciation
Increases	26,316	1,973,824	342,722	38,468	-	-	-	36,186	67,073	25,870	32,778	2,543,237
Translation effect	123,342	5,510,439	1,350,293	67,335	-	-	-	165,544	226,056	-	109,961	7,552,970
Adjustment for inflation (1)	81,978	-	-	33,454	-	-	-	22,907	-	387,951	131,921	658,211
Decreases, reclassifications and other movements	(52,381)	(20,701,202)	(57)	(47,621)	-	-	-	(34,141)	(11,851)	(12,806)	(30,572)	(20,890,631)	(2)

Cost	1,397,768	29,380,502	9,616,896	750,211	1,606,015	6,255,923	60,235	921,363	1,614,157	1,417,617	983,516	54,004,203
Accumulated depreciation	733,891	23,011,806	6,420,236	389,498	-	-	-	825,928	1,073,276	730,457	769,479	33,954,571

Balance as of December 31, 2024	663,877	6,368,696	3,196,660	360,713	1,606,015	6,255,923	60,235	95,435	540,881	687,160	214,037	20,049,632

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment	Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,397,768	29,380,502	9,616,896	750,211	1,606,015	6,255,923	60,235	921,363	1,614,157	1,417,617	983,516	54,004,203
Accumulated depreciation	733,891	23,011,806	6,420,236	389,498	-	-	-	825,928	1,073,276	730,457	769,479	33,954,571

Balance as of December 31, 2024	663,877	6,368,696	3,196,660	360,713	1,606,015	6,255,923	60,235	95,435	540,881	687,160	214,037	20,049,632

Cost
Increases	710	159,580	12,152	1,096	252,109	989,280	8,275	1,728	-	-	840	1,425,770
Increases from business combinations	-	153,592	-	-	8,416	-	-	-	-	-	-	162,008
Translation effect	45,558	1,235,857	395,130	26,189	59,167	184,851	1,517	34,877	66,068	-	25,564	2,074,778
Adjustment for inflation (1)	22,416	-	-	8,540	3,134	4,525	-	5,121	-	121,490	28,538	193,764
Decreases, reclassifications and other movements	28,437	787,632	3,977	(11,443)	(258,689)	(1,207,032)	(282)	6,101	14,173	9,104	3,649	(624,373)	(3)

Accumulated depreciation
Increases	7,323	638,965	93,869	11,541	-	-	-	10,021	20,036	8,288	8,287	798,330
Translation effect	23,369	944,378	263,184	12,909	-	-	-	31,780	44,061	-	20,752	1,340,433
Adjustment for inflation (1)	12,154	-	-	5,275	-	-	-	3,489	-	62,600	21,172	104,690
Decreases, reclassifications and other movements	(6,484)	(150,536)	-	(10,695)	-	-	-	(5,198)	(257)	-	(483)	(173,653)	(3)

Cost	1,494,889	31,717,163	10,028,155	774,593	1,670,152	6,227,547	69,745	969,190	1,694,398	1,548,211	1,042,107	57,236,150
Accumulated depreciation	770,253	24,444,613	6,777,289	408,528	-	-	-	866,020	1,137,116	801,345	819,207	36,024,371

Balance as of March 31, 2025	724,636	7,272,550	3,250,866	366,065	1,670,152	6,227,547	69,745	103,170	557,282	746,866	222,900	21,211,779

(1)

Corresponds to the adjustment for inflation of opening balances of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(2)

Includes 23,924,294 and 20,852,844 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project” section to the annual consolidated financial statements.

(3)

Includes 404,035 and 78,681 of cost and accumulated depreciation, respectively, reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 2.b.13) to the annual consolidated financial statements and Note 12.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

9.  PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial cost of loans as part of the cost of the property, plant and equipment. For the three-month periods ended March 31, 2025 and 2024, the rate of capitalization was 6.57% and 7.71%, respectively, and the amount capitalized amounted to 2,963 and 1,600, respectively.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended March 31, 2025 and as of the year ended December 31, 2024:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2023	137,679

Increases charged to profit or loss	53,312
Applications due to utilization	(1,851)
Translation effect	39,513
Adjustment for inflation (1)	1,160

Balance as of December 31, 2024	229,813

Increases charged to profit or loss	149,624
Applications due to utilization	(1,617)
Translation effect	9,138
Adjustment for inflation (1)	402

Balance as of March 31, 2025	387,360

(1)

Corresponds to the adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the three-month period ended March 31, 2025 and as of the year ended December 31, 2024:

Provision for impairment of property, plant and equipment
Balance as of December 31, 2023	2,137,101

Increases charged to profit or loss (1)	67,084
Depreciation (2)	(283,138)
Translation effect	180,250
Adjustment for inflation (3)	5,117
Reclassifications (4)	(1,594,018)

Balance as of December 31, 2024	512,396

Increases charged to profit or loss	-
Depreciation (2)	(40,653)
Translation effect	19,553
Adjustment for inflation (3)	1,670
Reclassifications	-

Balance as of March 31, 2025	492,966

(1)	See Notes 2.c) and 8 to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” line item in the statement of comprehensive income, see Note 28.
(3)

Corresponds to the adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

(4)

Includes 1,594,018 reclassified to the “Assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project” section to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

10. RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the three-month period ended March 31, 2025 and as of the year ended December 31, 2024 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Cost	33,180	456,907	365,502	74,771	402,400	1,332,760
Accumulated depreciation	19,543	335,816	203,273	40,368	224,577	823,577

Balance as of December 31, 2023	13,637	121,091	162,229	34,403	177,823	509,183

Cost
Increases	10,773	15,896	216,356	11,394	184,981	439,400
Translation effect	10,643	125,662	105,917	17,174	116,854	376,250
Adjustment for inflation (1)	571	-	-	14,918	-	15,489
Decreases, reclassifications and other movements	(862)	(13,635)	(55,853)	(2,112)	(10,523)	(82,985)

Accumulated depreciation
Increases	6,648	90,856	82,532	9,916	112,564	302,516
Translation effect	6,138	104,355	61,555	9,885	75,240	257,173
Adjustment for inflation (1)	567	-	-	10,117	-	10,684
Decreases, reclassifications and other movements	-	(13,635)	(52,954)	(1,167)	(10,523)	(78,279)

Cost	54,305	584,830	631,922	116,145	693,712	2,080,914
Accumulated depreciation	32,896	517,392	294,406	69,119	401,858	1,315,671

Balance as of December 31, 2024	21,409	67,438	337,516	47,026	291,854	765,243

Cost
Increases	30	-	1,373	-	10,466	11,869
Translation effect	2,168	23,836	26,495	3,604	28,274	84,377
Adjustment for inflation (1)	94	-	-	2,124	-	2,218
Decreases, reclassifications and other movements	-	(9,719)	-	-	-	(9,719)

Accumulated depreciation
Increases	1,507	11,807	28,957	3,078	49,500	94,849
Translation effect	1,320	21,284	13,231	1,980	17,192	55,007
Adjustment for inflation (1)	94	-	-	1,650	-	1,744
Decreases, reclassifications and other movements	-	(972)	-	-	-	(972)

Cost	56,597	598,947	659,790	121,873	732,452	2,169,659
Accumulated depreciation	35,817	549,511	336,594	75,827	468,550	1,466,299

Balance as of March 31, 2025	20,780	49,436	323,196	46,046	263,902	703,360

(1)

Corresponds to the adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table presents the value of the investments in associates and joint ventures at an aggregate level as of March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
Amount of investments in associates	301,592	218,296
Amount of investments in joint ventures	1,954,459	1,801,494

	2,256,051	2,019,790

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The main concepts which affected the value of the aforementioned investments during the three-month period ended March 31, 2025 and as of the year ended December 31, 2024, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2023	1,351,881

Acquisitions and contributions	30
Income on investments in associates and joint ventures	358,335
Distributed dividends	(154,131)
Translation differences	386,181
Adjustment for inflation (1)	77,494

Balance as of December 31, 2024	2,019,790

Acquisitions and contributions	72,016
Income on investments in associates and joint ventures	86,034
Distributed dividends	(13,475)
Translation differences	81,700
Adjustment for inflation (1)	9,986

Balance as of March 31, 2025	2,256,051

(1)

Corresponds to the adjustment for inflation of opening balances of associates and joint ventures with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income, see Note 2.b.1) to the annual consolidated financial statements.

The following table presents the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method, for the three-month periods ended March 31, 2025 and 2024. The values reported by these companies have been adjusted, if applicable, to adapt them to the accounting policies used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the three-month periods ended March 31,		For the three-month periods ended March 31,
	2025	2024	2025	2024
Net income	10,437	5,503	75,597	100,879
Other comprehensive income	14,352	20,722	77,334	91,533

Comprehensive income	24,789	26,225	152,931	192,412

The Company has no investments in subsidiaries with significant non-controlling interests. Likewise, the Company has no significant investments in associates and joint ventures, except for the investment in YPF EE.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

11. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

The financial information corresponding to YPF EE’s assets and liabilities as of March 31, 2025 and December 31, 2024, as well as the results for the three-month periods ended March 31, 2025 and 2024, are detailed below:

	March 31, 2025 (1)	December 31, 2024 (1)
Total non-current assets	2,352,850	2,211,995
Cash and cash equivalents	221,774	247,353
Other current assets	249,188	251,358
Total current assets	470,962	498,711

Total assets	2,823,812	2,710,706

Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities” items)	785,575	758,135
Other non-current liabilities	100,576	66,714
Total non-current liabilities	886,151	824,849
Financial liabilities (excluding “Accounts payable”, “Provisions” and “Other liabilities” items)	262,962	299,548
Other current liabilities	205,704	219,601
Total current liabilities	468,666	519,149

Total liabilities	1,354,817	1,343,998

Total shareholders’ equity (2)	1,468,995	1,366,708

Dividends received	-	37,260

	For the three-month periods ended March 31,
	2025 (1)	2024 (1)
Revenues	158,584	101,656
Interest income	3,311	11,697
Depreciation and amortization	(40,058)	(29,369)
Interest loss	(16,871)	(11,417)
Income tax	(7,823)	(4,548)
Operating profit	69,906	28,560

Net profit	46,156	25,917
Other comprehensive income	56,131	55,489

Total comprehensive income	102,287	81,406

(1)    The financial information arises from the statutory condensed interim consolidated financial statements of YPF EE. On this information, accounting adjustments have been made for the calculation of the equity method value and in the results of YPF EE. The adjusted equity and results do not differ significantly from the financial information disclosed here.

(2) Includes the non-controlling interest.

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES

The following table presents the main assets held for sale and associated liabilities as of March 31, 2025 and December 31, 2024:

	Upstream	Midstream and Downstream	Total
Balance as of March 31, 2025
Assets held for sale
Property, plant and equipment - Mature Fields Project	1,277,819	-	1,277,819
Property, plant and equipment and intangible assets - Aguada del Chañar (3)	356,518	-	356,518
Property, plant and equipment - Gas stations	-	10,182	10,182
Assets of subsidiary YPF Brasil (2)	-	-	-

	1,634,337	10,182	1,644,519

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations - Mature Fields Project	2,154,036	-	2,154,036
Provision for hydrocarbon wells abandonment obligations - Aguada del Chañar (3)	1,236	-	1,236
Provision for environmental liabilities - Mature Fields Project	68,209	-	68,209
Liabilities for concessions - Mature Fields Project	15,015	-	15,015
Liabilities of subsidiary YPF Brasil (2)	-	-	-

	2,238,496	-	2,238,496

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

	Upstream	Midstream y Downstream	Total
As of December 31, 2024
Assets held for sale
Property, plant and equipment-Mature Fields Project (1)	1,551,664	-	1,551,664
Property, plant and equipment and intangible assets-Aguada del Chañar	-	-	-
Property, plant and equipment-Gas stations	-	9,719	9,719
Assets of subsidiary YPF Brasil (2)	-	21,775	21,775

	1,551,664	31,494	1,583,158

Liabilities directly associated with assets held for sale
Provision for hydrocarbon wells abandonment obligations-Mature Fields Project (1)	2,113,047	-	2,113,047
Provision for hydrocarbon wells abandonment obligations-Aguada del Chañar	-	-	-
Provision for environmental liabilities-Mature Fields Project (1)	55,422	-	55,422
Liabilities for concessions-Mature Fields Project (1)	14,572	-	14,572
Liabilities of subsidiary YPF Brasil (2)	-	18,576	18,576

	2,183,041	18,576	2,201,617

(1)	See Note 11 “Mature Fields Project“ section to the annual consolidated financial statement.
(2)

Corresponds to the balances of the subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”) section.

(3)	See Note 35.b) “Aguada del Chañar” section.

Mature Fields Project

The Mature Fields Project is described in Note 11 “Mature Fields Project” section to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2025, are described below:

•	Description of the Mature Fields Project

The assignment agreements that have met the agreed closing conditions during the three-month period ended March 31, 2025, and therefore the transaction was settled are described below:

Estación Fernández Oro

On December 19, 2024, Decree No. 525/2024 was published in the Official Gazette of the Province of Río Negro, which authorized the transfer of 100% of YPF’s rights and obligations in the “Estación Fernández Oro” exploitation concession in favor of Quintana E&P Argentina S.R.L., Quintana Energy Investments S.A., and Gas Storage and Midstream Services S.A. (“Quintana Consortium”).

On February 3, 2025, after the fulfillment of all the closing conditions by YPF and Quintana Consortium, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of Quintana Consortium was formalized. In the context of this transaction, YPF received US$ 23 million.

Campamento Central-Cañadón Perdido

On January 6, 2025, Decree No. 1,892/2024 was published in the Official Gazette of the Province of Chubut, which authorized the transfer of 100% of the rights and obligations in the “Campamento Central - Cañadón Perdido” exploitation concession, in which YPF held a working interest of 50%, in favor of PECOM.

On January 31, 2025, after the fulfillment of all the closing conditions by YPF and PECOM, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PECOM was formalized. In the context of this transaction, YPF received US$ 28 million.

As of March 31, 2025, based on the closing of the aforementioned assignment agreements for the “Estación Fernández Oro”, and “Campamento Central - Cañadón Perdido” exploitation concessions and considering the fair value less costs to sell of such groups of assets, the result from the sale of such assets did not have significant effects. Additionally, the derecognition of the carrying amount of net assets held for sale and liabilities directly associated with assets held for sale related to such exploitation concessions was 46,580 as of such date.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

The assignment agreements that have met the agreed closing conditions as of the date of issuance of these condensed interim consolidated financial statements, for which the transaction was settled after the end of the period ended March 31, 2025, are described below. Consequently, the disposal of these groups of assets as held for sale did not meet the requirements of IFRS 5 to recognize their sale at the end of the three-month period ended March 31, 2025, and therefore these groups of assets continue to be classified as held for sale as of that date.

Barrancas, Vizcacheras, La Ventana, Ceferino, Mesa Verde and Río Tunuyán

On January 29, 2025, Resolution No. 16/2025 was published in the Official Gazette of the Province of Mendoza, which authorized the transfer of 100% of YPF’s rights and obligations in “Barrancas”, “Vizcacheras”, “La Ventana”, “Ceferino”, “Mesa Verde” and “Río Tunuyán” exploitation concessions in favor of Petróleos Sudamericanos S.A. (“PS”).

On March 27, 2025, after the fulfillment of all the closing conditions by YPF and PS, the transfer of 100% of the rights and obligations of YPF in such exploitation concessions in favor of PS was formalized with effective date as of April 1, 2025. In the context of this transaction, YPF received US$ 3 million and, in addition, contemplates crude oil deliveries for a period of 2 years as payment in kind.

At the closing date of the aforementioned assignment agreements for the “Barrancas”, “Vizcacheras”, “La Ventana”, “Ceferino”, “Mesa Verde” and “Río Tunuyán” exploitation concessions and considering the fair value less costs to sell of such groups of assets, the result from the sale of such assets amounts to a gain of 83,634. Additionally, the derecognition of the carrying amount of net liabilities directly associated with assets held for sale and assets held for sale related to such exploitation concessions is 33,248.

In addition, at the date of issuance of these condensed interim consolidated financial statements, the following assignment agreements, although they have been formally resolved by the corresponding enforcement authorities, are subject to the fulfillment of closing conditions:

Señal Cerro Bayo, Volcán Auca Mahuida, Don Ruiz and Las Manadas

On April 7, 2025, Decree No. 372/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Señal Cerro Bayo”, “Volcán Auca Mahuida”, “Don Ruiz” and “Las Manadas” exploitation concessions in favor of Bentia Energy S.A. (“Bentia”) and Ingeniería SIMA S.A. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

Al Norte de la Dorsal and Octógono

On April 9, 2025, Decree No. 380/2025 was published in the Official Gazette of the Province of Neuquén, which authorized the transfer of 100% of YPF’s rights and obligations in “Al Norte de la Dorsal” and “Octógono” exploitation concessions in favor of Bentia. As of the date of issuance of these condensed interim consolidated financial statements, the assignment agreement is subject to the fulfillment of closing conditions.

As of the date of issuance of these condensed interim consolidated financial statements, the Company has signed assignment agreements for certain groups of assets as held for sale that are subject to closing conditions mainly related to regulatory and provincial approvals, for which the Company is taking the necessary steps to close; and it is highly probable that these assets will be disposed. In addition, the Company maintains groups of assets as held for sale for which agreements have not yet been signed but continues in negotiations with third parties for their disposal or reversal. The delay in the fulfillment of the plan for the disposal of mature fields is due to the complexity of the negotiations, which is beyond the Company’s control. As of the date of issuance of these condensed interim consolidated financial statements, the Company considers that the disposal of such assets continues to be highly probable during 2025.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

12. ASSETS HELD FOR SALE AND ASSOCIATED LIABILITIES (cont.)

•	Accounting matters

Considering that the assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell (“fair value”), the Company evaluates the changes in fair value, recognizing a profit up to the limit of the impairment loss previously recognized or an impairment loss in addition to that previously recognized for such changes, (see Note 2.b.13) to the annual consolidated financial statement).

For the three-month period ended March 31, 2025, based on the aforementioned evaluation of the changes in the fair value, the Company recognized a loss due to changes in the fair value of assets held for sale of 214,500 in the “Other net operating results” line item in the statement of comprehensive income, mainly generated by higher costs associated with expenses of different nature that are expected to arise related to the assets in connection with the ongoing negotiations progress. The carrying amount of the assets held for sale may be adjusted in future periods depending on the results of the disposal process carry out by YPF and the economic consideration to be agreed with third parties for such assets.

In relation to the Company’s own personnel, the Company recognized for the three-month period ended March 31, 2025 a charge for severance indemnities of 28,026 in the “Provision for severance indemnities” line under “Other operating results, net” line item in the statement of comprehensive income.

13. INVENTORIES

	March 31, 2025		December 31, 2024
Finished goods	1,054,627		953,073
Crude oil and natural gas (2)	504,723		470,381
Products in process	50,707		50,372
Raw materials, packaging materials and others	123,926		119,840
	1,733,983	(1)	1,593,666	(1)

(1)	As of March 31, 2025 and December 31, 2024, the carrying amount of inventories does not exceed their net realizable value.
(2)

Includes 20,725 and 20,818 corresponding to the provision of inventories write-down as of March 31, 2025 and December 31, 2024, respectively, see Note 2.b.8) to the annual consolidated financial statements.

14. OTHER RECEIVABLES

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Receivables from services, sales of other assets and other advance payments	14,740	7,602	11,436	35,632
Tax credit and export rebates	158,712	186,556	131,589	155,002
Loans and balances with related parties (1)	203,808	80,484	164,203	35,571
Collateral deposits	2	18,135	2	20,820
Prepaid expenses	59,807	64,684	15,340	43,516
Advances and loans to employees	568	6,191	497	5,469
Advances to suppliers and custom agents (2)	25,579	94,677	16,756	76,595
Receivables with partners in JO and Consortiums	913	192,441	2,263	168,855
Insurance receivables	-	3,888	-	5,153
Miscellaneous	33,040	25,877	32,787	23,494
	497,169	680,535	374,873	570,107
Provision for other doubtful receivables	(26,859)	(63)	(26,822)	(197)
	470,310	680,472	348,051	569,910

(1)	See Note 37 for information about related parties.
(2)	Includes, among others, advances to custom agents for the payment of taxes and import rights related to the imports of fuels and goods.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

15. TRADE RECEIVABLES

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	11,743	1,790,014	11,121	1,722,704
Provision for doubtful trade receivables	(9,788)	(58,874)	(9,788)	(53,757)

	1,955	1,731,140	1,333	1,668,947

(1)	See Note 37 for information about related parties.
(2)	See Note 26 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for the three-month period ended March 31, 2025 and for the fiscal year ended December 31, 2024:

	Provision for doubtful trade receivables
	Non-current		Current
Balance as of December 31, 2023	9,788	(2)	37,652

Increases charged to expenses	-		64,602	(3)
Decreases charged to income	-		(7,279)	(3)
Applications due to utilization	-		(42,980)	(3)
Net exchange and translation differences	-		9,285
Result from net monetary position (1)	-		(6,356)
Reclassifications (4)	-		(1,167)

Balance as of December 31, 2024	9,788	(2)	53,757

Increases charged to expenses	-		5,666
Decreases charged to income	-		(1,322)
Applications due to utilization	-		(1)
Net exchange and translation differences	-		1,118
Result from net monetary position (1)	-		(65)
Reclassifications	-		(279)

Balance as of March 31, 2025	9,788	(2)	58,874

(1)

Includes the adjustment for inflation of opening balances of the provision for doubtful trade receivables of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)	Mainly including credits with distributors of natural gas for the accumulated daily differences pursuant to Decree No. 1,053/2018, see Note 36.c.1) to the annual consolidated financial statements.
(3)	Mainly including credits with CAMMESA, see Note 37 to the annual consolidated financial statements.
(4)

Corresponds to the balances of the subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

16. INVESTMENTS IN FINANCIAL ASSETS

	March 31, 2025	December 31, 2024
Investments at fair value through profit or loss
Public securities (1)	304,703	392,011
Private securities-NO	8,522	9,371

	313,225	401,382

(1)	See Note 37.

17. CASH AND CASH EQUIVALENTS

	March 31, 2025	December 31, 2024
Cash and banks (1)	368,139	314,096
Short-term investments (2)	259,740	386,356
Financial assets at fair value through profit or loss (3)	379,102	451,416

	1,006,981	1,151,868

(1)	Includes balances granted as collateral, see Note 35.d) to the annual consolidated financial statements.
(2)	Includes 22,825 and 150,717 of term deposits and other investments with BNA as of March 31, 2025 and December 31, 2024, respectively.
(3)	See Note 7.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

18. PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2025 and for the fiscal year ended December 31, 2024 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations		Total
	Non-current	Current	Non-current	Current	Non-current	Current	Non-current	Current
Balance as of December 31, 2023	53,388	16,868	38,861	27,924	2,054,451	101,337	2,146,700	146,129

Increases charged to expenses	102,598	423	177,257	-	118,526	-	398,381	423
Decreases charged to income	(4,918)	-	(1,044)	-	(7,562)	-	(13,524)	-
Increases from business combinations	-	-	-	-	-	-	-	-
Applications due to utilization	(3,089)	(17,388)	-	(67,045)	-	(29,162)	(3,089)	(113,595)
Net exchange and translation differences	6,689	4,472	17,498	-	201,987	28,073	226,174	32,545
Result from net monetary position (1)	(2,596)	-	-	-	-	-	(2,596)	-
Reclassifications and other movements (2)	(18,781)	16,760	(130,224)	76,964	(1,485,116)	(39,835)	(1,634,121)	53,889

Balance as of December 31, 2024	133,291	21,135	102,348	37,843	882,286	60,413	1,117,925	119,391

Increases charged to expenses	11,239	4	3,777	-	30,763	-	45,779	4
Decreases charged to income	(1,456)	(35)	-	-	-	-	(1,456)	(35)
Increases from business combinations	-	-	-	-	5,260	-	5,260	-
Applications due to utilization	(325)	(16,464)	-	(25,629)	-	(7,277)	(325)	(49,370)
Net exchange and translation differences	1,725	840	4,616	-	38,137	923	44,478	1,763
Result from net monetary position (1)	(72)	-	-	-	-	-	(72)	-
Reclassifications and other movements	(16,584)	16,458	(36,897)	34,843	(1,236)	-	(54,717)	51,301

Balance as of March 31, 2025	127,818	21,938	73,844	47,057	955,210	54,059	1,156,872	123,054

(1)

Includes the adjustment for inflation of opening balances of provisions of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(2)

Includes 1,700,736 and 53,260 corresponding to the provisions for hydrocarbon wells abandonment obligations and for environmental liabilities, respectively, reclassified to the “Liabilities directly associated with assets held for sale” line item in the statement of financial position, see Notes 2.b.13) and 11 “Mature Fields Project” section to the annual consolidated financial statements. Additionally, includes the balance of the provision for lawsuits and contingencies of the subsidiary YPF Brasil reclassified to “Assets held for sale” in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

Provisions are described in Note 17 to the annual consolidated financial statements.

19. INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected as of the closing date of these condensed interim consolidated financial statements, considering the tax criteria that the Group assumes to apply during the fiscal year. If the estimate of such rate is modified based on new elements of judgment, the income tax expense could require adjustments in subsequent periods.

Uncertain tax positions on income tax treatments in accordance with the guidelines of IFRIC 23 “Uncertainty over income tax treatments” (see Note 2.c) “Income tax and deferred taxes” section to the annual consolidated financial statements), and its effects, are described in Note 18 to the annual consolidated financial statements.

The amount accrued of income tax charge for the three-month periods ending March 31, 2025 and 2024 is as follows:

	For the three-month periods ended March 31,
	2025	2024
Current income tax	(19,845)	(12,713)
Deferred income tax	(9,115)	116,456

	(28,960)	103,743

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

19. INCOME TAX (cont.)

The reconciliation between the income tax charge for the three-month periods ended March 31, 2025 and 2024 and the one that would result from applying the prevailing tax rate on net profit or loss before income tax arising from the consolidated statements of comprehensive income for each period is as follows:

	For the three-month periods ended March 31,
	2025	2024
Net profit before income tax	15,990	440,439
Average tax rate (1)	59.41%	25.51%

Average tax rate applied to net profit before income tax	(9,500)	(112,338)
Effect of the valuation of property, plant and equipment, intangible assets and assets held for sale, net	549	746,975
Effect of exchange differences and other results associated to the valuation of the currency, net (2)	(50,804)	(843,144)
Effect of the valuation of inventories	(22,317)	(34,415)
Income on investments in associates and joint ventures	21,509	26,596
Effect of tax rate change (3)	59,188	74,698
Effect of application of indexation mechanisms	-	222,717
Miscellaneous	(27,585)	22,654

Income tax	(28,960)	103,743

(1)	Corresponds to the average projected tax rate of YPF and its subsidiaries in compliance with amendment to Law No. 27,630. See Note 36.f.1) to the annual consolidated financial statements.
(2)	Includes the effect of tax inflation adjustments.
(3)	Corresponds to the remediation of deferred income tax balances at the time of reversal, see Note 36.f.1) to the annual consolidated financial statements.

The breakdown of the Group’s deferred tax assets and liabilities as of March 31, 2025 and December 31, 2024 is as follows:

	March 31, 2025	December 31, 2024
Deferred tax assets
Provisions and other non-deductible liabilities	253,529	208,638
Property, plant and equipment and Assets held for sale	254,669	540,111
Lease liabilities	259,914	265,481
Tax losses carryforward	12,190	13,460
Miscellaneous	1,373	846

Total deferred tax assets	781,675	1,028,536

Deferred tax liabilities
Intangible assets and Inventories	(274,858)	(231,401)
Adjustment for tax inflation (1)	(1)	(279,006)
Right-of-use assets	(245,570)	(254,316)
Miscellaneous	(31,539)	(17,022)

Total deferred tax liabilities	(551,968)	(781,745)

Total net deferred tax (2)	229,707	246,791

(1)

Includes the effect of the deferral of the tax inflation adjustment. See Note 36.f.1) “Budget Law 2023-Deferral of tax adjustment for inflation” section to the annual consolidated financial statements.

(2)

Includes (8,465) corresponding to adjustment for inflation of the opening deferred tax liability of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income.

As of March 31, 2025 and December 31, 2024, the causes that generated charges within “Other comprehensive income” line item in the statement of comprehensive income did not generate temporary differences subject to income tax.

As of March 31, 2025 and December 31, 2024 the Group has classified as deferred tax asset 331,060 and 339,492, respectively, and as deferred tax liability 101,353 and 92,701, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

20. TAXES PAYABLE

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
VAT	-	31,787	-	19,494
Withholdings and perceptions	-	69,979	-	73,206
Royalties	-	70,179	-	86,431
Fuels tax	-	33,798	-	30,638
Turnover tax	-	8,823	-	7,660
Miscellaneous	230	28,094	224	37,190

	230	242,660	224	254,619

21. SALARIES AND SOCIAL SECURITY
	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Salaries and social security	-	120,237	-	97,426
Bonuses and incentives provision	-	174,598	-	183,805
Cash-settled share-based payments provision (1)	34,520	-	33,758	-
Vacation provision	-	73,945	-	69,150
Provision for severance indemnities (2)	-	83,628	-	67,694
Miscellaneous	781	6,127	1,133	5,899

	35,301	458,535	34,891	423,974

(1)	Corresponds to the Value Generation Plan, see Note 38.
(2)	See Note 12 “Mature Fields Project“ section.

22. LEASE LIABILITIES

The evolution of the Group’s leases liabilities for the three-month period ended March 31, 2025 and for the fiscal year ended December 31, 2024, is as follows:

Lease liabilities
Balance as of December 31, 2023	536,598

Increases of leases	439,400
Financial accretions	64,157
Decreases of leases	(4,706)
Payments	(360,180)
Net exchange and translation differences	124,378
Result from net monetary position (1)	9

Balance as of December 31, 2024	799,656

Increases of leases	11,869
Financial accretions	19,951
Decreases of leases	(8,822)
Payments	(110,201)
Net exchange and translation differences	30,155
Result from net monetary position (1)	-

Balance as of March 31, 2025	742,608

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. LOANS

					March 31, 2025			December 31, 2024
	Interest rate (1)			Maturity	Non-current		Current	Non-current		Current
Pesos:
Export pre-financing (5)		-		-	-		-	-		31,842
Loans	40.48%	-	44.10%	2025-2026	14,575		11,846	18,560		8,161

					14,575		11,846	18,560		40,003

Currencies other than the peso:
NO (2) (3)	0.00%	-	10.00%	2025-2047	7,402,373		1,127,021	6,445,486		1,357,464
Export pre-financing (4)	1.90%	-	10.50%	2025	-		532,069	-		394,681
Imports financing	8.70%	-	16.00%	2025-2026	20,844		21,281	20,082		17,496
Loans	2.40%	-	11.06%	2025-2030	651,556	(6)	370,369	739,824	(6)	77,846
Stock market promissory notes	0.00%	-	0.00%	2025-2026	-		107,250	25,763		77,287

					8,074,773		2,157,990	7,231,155		1,924,774

					8,089,348		2,169,836	7,249,715		1,964,777

(1)	Nominal annual interest rate as of March 31, 2025.
(2)	Disclosed net of 23,283 and 18,902 corresponding to YPF’s own NO repurchased through open market transactions, as of March 31, 2025, and December 31, 2024, respectively.
(3)

Includes 1,600,226 and 1,541,141 as of March 31, 2025, and December 31, 2024, respectively, of nominal value that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)	Includes 143,612 and 137,287 as of March 31, 2025, and December 31, 2024, respectively, of pre-financing of exports granted by BNA.
(5)	Corresponds to pre-financing of exports in pesos granted by BNA.
(6)	Includes 213,112 and 28,854 of loans granted by BNA as of March 31, 2025 and December 31, 2024, respectively.

Set forth below is the evolution of the loans for three-month period ended March 31, 2025 and for the fiscal year ended December 31, 2024:

Loans
Balance as of December 31, 2023	6,609,071

Proceeds from loans	2,668,015
Payments of loans	(1,908,219)
Payments of interest	(645,077)
Account overdrafts, net	(45,095)
Accrued interest (1)	617,329
Net exchange and translation differences	1,927,056
Result from net monetary position (2)	(1,432)
Reclassifications (3)	(7,156)

Balance as of December 31, 2024	9,214,492

Proceeds from loans	1,854,108
Payments of loans	(1,144,695)
Payments of interest	(232,177)
Account overdrafts, net	-
Accrued interest (1)	175,814
Net exchange and translation differences	391,780
Result from net monetary position (2)	(138)
Reclassifications	-

Balance as of March 31, 2025	10,259,184

(1)	Includes capitalized financial costs.
(2)

Includes the adjustment for inflation of opening balances of loans of subsidiaries with the peso as functional currency which was charged to “Other comprehensive income” in the statement of comprehensive income and the adjustment for inflation of the period, which was charged to net profit or loss in the statement of comprehensive income.

(3)

Corresponds to the balances of the subsidiary YPF Brasil reclassified to the “Assets held for sale” line item in the statement of financial position, see Note 4 “Sale of equity participation in YPF Brasil Comércio Derivado de Petróleo Ltda. (“YPF Brasil”)” section.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

23. LOANS (cont.)

Details regarding the NO of the Group are as follows:

								March 31, 2025		December 31, 2024
Month	Year	Principal value (3)		Class	Interest rate (1)		Principal maturity	Non- current	Current	Non- current	Current
YPF
-	1998	U.S. dollar	15	-	Fixed	10.00%	2028	15,892	667	15,270	259
April	2015	U.S. dollar	757	Class XXXIX	-	-	-	-	-	-	808,785
July, December	2017	U.S. dollar	644	Class LIII	Fixed	6.95%	2027	695,454	8,673	669,044	19,946
December	2017	U.S. dollar	537	Class LIV	Fixed	7.00%	2047	568,285	11,679	545,982	1,530
June	2019	U.S. dollar	399	Class I	Fixed	8.50%	2029	426,469	9,569	409,769	391
July	2020	U.S. dollar	341	Class XIII	-	-	-	-	-	-	44,940
February	2021	U.S. dollar	776	Class XVI	Fixed	9.00%	2026	-	258,064	59,632	250,123
February	2021	U.S. dollar	748	Class XVII	Fixed	9.00%	2029	810,377	17,220	778,641	-
February	2021	U.S. dollar	576	Class XVIII	Fixed	7.00%	2033	596,941	-	572,507	10,910
July	2021	U.S. dollar	384	Class XX	Fixed	5.75%	2032	382,632	33,847	395,928	10,102
January	2023	U.S. dollar	230	Class XXI	Fixed	1.00%	2026	-	236,156	226,674	454
April	2023	U.S. dollar	147	Class XXIII	Fixed	0.00%	2025	-	154,820	-	154,330
April	2023	U.S. dollar	38	Class XXIV	Fixed	1.00%	2027	40,238	72	38,662	71
June	2023	U.S. dollar	263	Class XXV	Fixed	5.00%	2026	-	285,948	270,648	684
September	2023	U.S. dollar	400	Class XXVI	Fixed	0.00%	2028	429,000	-	412,200	-
October	2023	U.S. dollar	128	Class XXVII	Fixed	0.00%	2026	154,002	-	151,929	-
January	2024	U.S. dollar	800	Class XXVIII	Fixed	9.50%	2031	848,722	16,962	814,485	36,570
May	2024	U.S. dollar	178	Class XXIX	Fixed	6.00%	2026	189,981	1,012	182,426	1,035
July	2024	U.S. dollar	185	Class XXX	Fixed	1.00%	2026	200,917	76	192,076	76
September (2)	2024	U.S. dollar	540	Class XXXI	Fixed	8.75%	2031	577,788	2,834	555,037	14,972
October	2024	U.S. dollar	125	Class XXXII	Fixed	6.50%	2028	134,063	4,106	128,813	1,881
October	2024	U.S. dollar	25	Class XXXIII	Fixed	7.00%	2028	26,813	884	25,763	405
January	2025	U.S. dollar	1,100	Class XXXIV	Fixed	8.25%	2034	1,155,321	20,146	-	-
February	2025	U.S. dollar	140	Class XXXV	Fixed	6.25%	2027	149,478	845	-	-
February	2025	U.S. dollar	59	Class XXXVI	Fixed	3.50%	2025	-	63,441	-	-

								7,402,373	1,127,021	6,445,486	1,357,464

(1)	Nominal annual interest rate as of March 31, 2025.
(2)	During the three-month period ended March 31, 2025, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(3)	Total nominal value issued without including the nominal values canceled through exchanges or repurchases, expressed in millions.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

24. OTHER LIABILITIES

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Liabilities for concessions and assignment agreements	107,274	213,879	-	96,399
Liabilities for contractual claims (1)	38,255	44,723	76,561	48,315
Provision for operating optimizations (2)	-	17,786	-	274,113
Miscellaneous	-	2,788	-	3,382

	145,529	279,176	76,561	422,209

(1)	See Note 17.a.2) to the annual consolidated financial statements.
(2)	See Note 11 “Mature Fields Project“ section to the annual consolidated financial statement.

25. ACCOUNTS PAYABLE

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Trade payable and related parties (1)	4,989	2,844,352	4,106	2,905,736
Guarantee deposits	869	3,790	803	4,113
Payables with partners of JO and Consortiums	1,036	35,693	995	39,265
Miscellaneous	-	22,958	-	17,520

	6,894	2,906,793	5,904	2,966,634

(1)	See Note 37 for information about related parties.

26. REVENUES

	For the three-month periods ended March 31,
	2025	2024
Revenue from contracts with customers	4,862,236	3,576,612
National Government incentives (1)	8,584	25,584

	4,870,820	3,602,196

(1)	See Note 37.

The Group’s transactions and the main revenues by business segments are described in Note 6. The Group classifies revenues from contracts with customers in accordance with Note 25 to the annual consolidated financial statements. The Group’s revenues from contracts with customers are broken down into the following categories, as described in Note 2.b.12) to the annual consolidated financial statements:

•	Breakdown of revenues

Type of good or service

	For the three-month period ended March 31, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	1,671,695	-	-	-	1,671,695
Gasolines	-	1,091,366	-	-	-	1,091,366
Natural gas (1)	9,555	3,953	343,434	157,501	-	514,443
Crude oil	-	268,072	-	-	-	268,072
Jet fuel	-	225,711	-	-	-	225,711
Lubricants and by-products	-	90,597	-	-	-	90,597
LPG	-	149,146	-	-	-	149,146
Fuel oil	-	31,949	-	-	-	31,949
Petrochemicals	-	99,902	-	-	-	99,902
Fertilizers and crop protection products	-	36,035	-	-	-	36,035
Flours, oils and grains	-	147,067	-	-	-	147,067
Asphalts	-	26,517	-	-	-	26,517
Goods for resale at gas stations	-	38,298	-	-	-	38,298
Income from services	-	-	-	406	34,860	35,266
Income from construction contracts	-	-	-	-	103,860	103,860
Virgin naphtha	-	34,968	-	-	-	34,968
Petroleum coke	-	66,866	-	-	-	66,866
LNG regasification	-	894	-	-	-	894
Other goods and services	9,439	85,415	1,859	46,398	86,473	229,584

	18,994	4,068,451	345,293	204,305	225,193	4,862,236

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

26. REVENUES (cont.)

	For the three-month period ended March 31, 2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Diesel	-	1,365,927	-	-	-	1,365,927
Gasolines	-	839,502	-	-	-	839,502
Natural gas (1)	-	3,369	233,522	53,713	-	290,604
Crude oil	-	177,005	-	-	-	177,005
Jet fuel	-	224,612	-	-	-	224,612
Lubricants and by-products	-	93,939	-	-	-	93,939
LPG	-	89,369	-	-	-	89,369
Fuel oil	-	22,829	-	-	-	22,829
Petrochemicals	-	91,806	-	-	-	91,806
Fertilizers and crop protection products	-	44,060	-	-	-	44,060
Flours, oils and grains	-	41,489	-	-	-	41,489
Asphalts	-	12,185	-	-	-	12,185
Goods for resale at gas stations	-	23,435	-	-	-	23,435
Income from services	-	-	-	350	28,276	28,626
Income from construction contracts	-	-	-	-	50,845	50,845
Virgin naphtha	-	31,201	-	-	-	31,201
Petroleum coke	-	46,068	-	-	-	46,068
LNG regasification	-	768	-	-	-	768
Other goods and services	11,029	39,124	3,374	10,374	38,441	102,342

	11,029	3,146,688	236,896	64,437	117,562	3,576,612

(1)	Includes 360,348 and 246,773 corresponding to sales of natural gas produced by the Company for the three-month periods ended March 31, 2025 and 2024, respectively.

Sales channels

	For the three-month period ended March 31, 2025
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	1,828,020	-	-	-	1,828,020
Power plants	-	-	134,011	19,588	-	153,599
Distribution companies	-	-	52,540	-	-	52,540
Retail distribution of natural gas	-	-	-	99,083	-	99,083
Industries, transport and aviation	9,555	1,022,505	158,710	76,482	-	1,267,252
Agriculture	-	402,443	-	-	-	402,443
Petrochemical industry	-	145,412	-	-	-	145,412
Trading	-	496,248	-	-	-	496,248
Oil companies	-	53,255	-	-	-	53,255
Commercialization of LPG	-	69,164	-	-	-	69,164
Other sales channels	9,439	51,404	32	9,152	225,193	295,220

	18,994	4,068,451	345,293	204,305	225,193	4,862,236

	For the three-month period ended March 31, 2024
	Upstream	Midstream and Downstream	LNG and Integrated Gas	New Energies	Central Administration and Others	Total
Gas stations	-	1,483,951	-	-	-	1,483,951
Power plants	-	-	93,471	4,947	-	98,418
Distribution companies	-	-	10,059	-	-	10,059
Retail distribution of natural gas	-	-	-	12,559	-	12,559
Industries, transport and aviation	-	818,119	132,940	44,539	-	995,598
Agriculture	-	239,381	-	-	-	239,381
Petrochemical industry	-	131,951	-	-	-	131,951
Trading	-	357,680	-	-	-	357,680
Oil companies	-	36,034	-	-	-	36,034
Commercialization of LPG	-	30,775	-	-	-	30,775
Other sales channels	11,029	48,797	426	2,392	117,562	180,206

	11,029	3,146,688	236,896	64,437	117,562	3,576,612

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

26. REVENUES (cont.)

Target market

Sales in the domestic market amounted to 4,060,130 and 3,013,482 for the three-month periods ended March 31, 2025 and 2024, respectively.

Sales in the international market amounted to 802,106 and 563,130 for the three-month periods ended March 31, 2025 and 2024, respectively.

●	Contract balances

The following table presents information regarding credits, contract assets and contract liabilities:

	March 31, 2025		December 31, 2024
	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	11,743	1,762,414	9,408	1,695,892
Contract assets	-	26,362	-	31,207
Contract liabilities	159,559	89,517	116,883	74,795

Contract assets are mainly related to the activities carried out by the Group under construction contracts.

Contract liabilities are mainly related to advances received from customers under contracts for the sale of fuels and agribusiness products and transportation service contracts, among others.

For the three-month periods ended March 31, 2025 and 2024 the Group has recognized 45,112 and 27,245, respectively, in the “Revenues from contracts with customers” line under the “Revenues” line item in the statement of comprehensive income, which have been included in “Contract liabilities” line item in the statement of financial position at the beginning of each year.

27. COSTS

	For the three-month periods ended March 31,
	2025	2024
Inventories at beginning of year	1,593,666	1,357,716
Purchases	1,082,386	806,144
Production costs (1)	2,514,637	1,641,271
Translation effect	64,702	79,391
Adjustment for inflation (2)	4,262	15,176
Inventories at end of the period	(1,733,983)	(1,347,717)

	3,525,670	2,551,981

(1)	See Note 28.
(2)

Corresponds to the adjustment for inflation of opening balances of inventories of subsidiaries with the peso as functional currency, which was charged to “Other comprehensive income” in the statement of comprehensive income.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

28. EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” line items. The following additional information is disclosed as required on the nature of the expenses and their relation to the function within the Group for the three-month periods ended March 31, 2025 and 2024:

	For the three-month period ended March 31, 2025
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	283,855	74,112	37,962		1,040	396,969
Fees and compensation for services	25,159	74,312	13,267		113	112,851
Other personnel expenses	84,634	9,417	3,780		1,269	99,100
Taxes, charges and contributions	43,255	3,129	267,376	(1)	-	313,760
Royalties, easements and fees	302,677	-	614		811	304,102
Insurance	22,448	854	307		-	23,609
Rental of real estate and equipment	70,901	38	3,783		-	74,722
Survey expenses	-	-	-		18,491	18,491
Depreciation of property, plant and equipment	720,502	11,109	26,066		-	757,677
Amortization of intangible assets	9,716	4,475	1,058		-	15,249
Depreciation of right-of-use assets	74,219	14	3,303		-	77,536
Industrial inputs, consumable materials and supplies	128,938	1,279	4,593		672	135,482
Operation services and other service contracts	158,866	4,164	12,802		3,957	179,789
Preservation, repair and maintenance	431,523	9,185	11,292		5,508	457,508
Unproductive exploratory drillings	-	-	-		78	78
Transportation, products and charges	136,340	2	131,698		-	268,040
Provision for doubtful receivables	-	-	4,344		-	4,344
Publicity and advertising expenses	-	19,224	13,393		-	32,617
Fuel, gas, energy and miscellaneous	21,604	8,709	22,888		556	53,757

	2,514,637	220,023	558,526		32,495	3,325,681

(1)	Includes 68,109 corresponding to export withholdings and 156,036 corresponding to turnover tax.
(2)	Includes 8,357 corresponding to research and development activities.
(3)	Includes 2,613 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors.

	For the three-month period ended March 31, 2024
	Production costs (2)	Administrative expenses (3)	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	149,717	42,185	23,723		1,801	217,426
Fees and compensation for services	8,545	44,250	7,539		47	60,381
Other personnel expenses	47,266	3,641	2,158		367	53,432
Taxes, charges and contributions	34,747	3,747	172,598	(1)	-	211,092
Royalties, easements and fees	222,984	-	283		1,271	224,538
Insurance	14,643	1,004	544		-	16,191
Rental of real estate and equipment	41,052	124	2,756		-	43,932
Survey expenses	-	-	-		6,259	6,259
Depreciation of property, plant and equipment	453,561	8,432	17,365		-	479,358
Amortization of intangible assets	5,956	2,305	91		-	8,352
Depreciation of right-of-use assets	51,900	7	2,443		-	54,350
Industrial inputs, consumable materials and supplies	114,947	537	2,691		9	118,184
Operation services and other service contracts	77,450	1,566	8,968		1,633	89,617
Preservation, repair and maintenance	284,666	5,688	7,040		86	297,480
Unproductive exploratory drillings	-	-	-		5,241	5,241
Transportation, products and charges	97,779	-	93,187		-	190,966
Provision for doubtful receivables	-	-	30,047		-	30,047
Publicity and advertising expenses	-	2,086	10,419		-	12,505
Fuel, gas, energy and miscellaneous	36,058	2,887	10,686		268	49,899

	1,641,271	118,459	392,538		16,982	2,169,250

(1)	Includes 27,901 corresponding to export withholdings and 107,313 corresponding to turnover tax.
(2)	Includes 6,800 corresponding to research and development activities.
(3)	Includes 1,477 corresponding to fees and remunerations of Directors and Statutory Auditors of YPF’s Board of Directors.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

29. OTHER NET OPERATING RESULTS

	For the three-month periods ended March 31,
	2025	2024
Lawsuits	(9,290)	(7,171)
Export Increase Program (1)	17,470	12,918
Result from sale of assets (2)	15,042	-
Result from changes in fair value of assets held for sale (2)	(214,500)	-
Provision for severance indemnities (2)	(28,026)	-
Provision for obsolescence of materials and equipment	(145,544)	-
Miscellaneous	22,551	4,228

	(342,297)	9,975

(1)	See Note 36.h) to the annual consolidated financial statements and Note 36.i).
(2)	See Note 12 “Mature Fields Project” section.

30. NET FINANCIAL RESULTS

	For the three-month periods ended March 31,
	2025	2024
Financial income
Interest on cash and cash equivalents and investments in financial assets	6,794	14,671
Interest on trade receivables	9,549	15,257
Other financial income	1,334	517

Total financial income	17,677	30,445

Financial costs
Loan interest	(171,157)	(165,130)
Hydrocarbon well abandonment provision financial accretion (1)	(99,674)	(73,043)
Other financial costs	(25,886)	(29,319)

Total financial costs	(296,717)	(267,492)

Other financial results
Exchange differences generated by loans	1,476	6,336
Exchange differences generated by cash and cash equivalents and investments in financial assets	(9,522)	2,179
Other exchange differences, net	2,184	3,646
Result on financial assets at fair value through profit or loss	33,373	9,043
Result from derivative financial instruments	738	94
Result from net monetary position	(11,062)	17,595

Total other financial results	17,187	38,893

Total net financial results	(261,853)	(198,154)

(1)

Includes 68,911 and 18,426 corresponding to the financial accretion of liabilities directly associated with assets held for sale for the three-month periods ending March 31, 2025 and 2024 respectively, see Note 2.b.13) to the annual consolidated financial statements and Note 12 “Mature Fields Project” section.

31. INVESTMENTS IN JOINT OPERATIONS AND CONSORTIUMS

The assets and liabilities as of March 31, 2025 and December 31, 2024, and expenses for the three-month periods ended March 31, 2025 and 2024, of JO and Consortiums in which the Group participates are as follows:

	March 31, 2025	December 31, 2024
Non-current assets (1)	6,950,423	6,477,762
Current assets	474,226	596,499

Total assets	7,424,649	7,074,261

Non-current liabilities	444,109	462,812
Current liabilities	729,817	792,368

Total liabilities	1,173,926	1,255,180

(1)	Does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and Consortiums.

	For the three-month periods ended March 31,
	2025	2024
Production cost	710,984	422,935
Exploration expenses	4,060	9,402

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

32. SHAREHOLDERS’ EQUITY

As of March 31, 2025, the Company’s capital amounts to 3,922 and treasury shares amount to 11 represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of 10 pesos and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2025, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of the Argentine Government is required for: (i) mergers; (ii) acquisitions of more than 50% of YPF shares in an agreed or hostile bid; (iii) transfers of all the YPF’s exploitation and exploration rights; (iv) the voluntary dissolution of YPF; (v) change of corporate and/or tax address outside Argentina; or (vi) make an acquisition that would result in the purchaser holding 15% or more of the Company’s capital stock, or 20% or more of the outstanding Class D shares. Items (iii) and (iv) also require prior approval by the Argentine Congress.

During the three-month periods ended March 31, 2025 and 2024, the Company has not repurchased any of its own shares.

On April 30, 2025, the General Shareholders’ Meeting was held, which approved the statutory financial statements of YPF (see Note 2.b)) corresponding to the year ended on December 31, 2024 and, additionally, approved the following in relation to the retained earnings: (i) completely disaffect the reserve for purchase of treasury shares and the reserve for investments; (ii) allocate the amount of 34,205 to constitute a reserve for purchase of treasury shares; and (iii) allocate the amount of 6,787,343 to constitute a reserve for investments.

33. EARNINGS PER SHARE

The following table presents the net profit or loss and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month periods ended March 31,
	2025	2024
Net profit / (loss)	(19,864)	537,090
Weighted average number of shares outstanding	392,203,637	391,856,581
Basic and diluted earnings per share	(50.65)	1,370.63

There are no financial instruments or other contracts outstanding issued by YPF that imply the issuance of potential ordinary shares, thus the diluted earnings per share equals the basic earnings per share.

34. CONTINGENT ASSETS AND LIABILITIES

34.a) Contingent assets

The Group has no significant contingent assets.

34.b) Contingent liabilities

During the three-month period ended March 31, 2025 there were no significant updates to the contingent liabilities described in Note 34.b) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. CONTRACTUAL COMMITMENTS

35.a) Exploitation concessions, transport concessions and exploration permits

The most relevant agreements of exploitation concessions, transport concessions and exploration permits that took place in the year ended December 31, 2024 are described in Note 35.a) to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2025, are described below:

Hydrocarbon Unconventional Exploitation Concessions (“CENCH”, by its acronym in Spanish) in the Province of Neuquén

On March 10, 2025, by means of Decrees No. 275/2025, 276/2025 and 277/2025 the Executive Branch of the Province of Neuquén approved the granting of the CENCH in the “Aguada de la Arena”, “La Angostura Sur I” and “La Angostura Sur II”, and “Narambuena” blocks, respectively. These CENCH have the following characteristics:

-	Aguada de la Arena: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 6 unconventional wells.

-	La Angostura Sur I: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 4 unconventional wells.

-	La Angostura Sur II: YPF has 100% of the working interest in this CENCH and the commitments assumed include the execution of a pilot plan of 3 unconventional wells.

-

Narambuena: This CENCH is 50% owned by YPF and 50% by Compañía de Desarrollo No Convencional S.R.L. (“CDNC”) and the commitments assumed include the execution of a pilot plan of 14 unconventional wells.

In addition to the aforementioned commitments assumed by YPF, it includes payments for an exploitation bonus and a corporate social responsibility bonus.

35.b) Investment agreements and commitments and assignments

The most relevant investment agreements and commitments and assignments of areas are described in Note 35.b) to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2025, are described below:

Aguada del Chañar

On March 21, 2025, the assignment of 49% of YPF’s rights and obligations in the “Aguada del Chañar” exploitation concession in favor of Compañía General de Combustibles S.A. (“CGC”) was formalized with effective date as of April 1, 2025.

The sale price of the transaction agreed by the parties contemplates a sum of US$ 75 million and, in addition, CGC will pay on behalf of YPF 80.40% of the investments in the block attributable to YPF’s working interest up to a maximum sum of US$ 372 million for a period of 4 years.

LNG project

YPF, through its subsidiary Sur Inversiones Energéticas, together with Pan American Energy S.L. (“PAE”), Wintershall DEA Argentina S.A. (“Wintershall”), Pampa Energía S.A. (“Pampa”) and Golar FLNG Sub-Holding Company Limited (“Golar Subholding”), collectively the shareholders of Southern Energy S.A. (“SESA”) have agreed to:

-

To make the final investment decision as provided in the Bareboat Charter Agreement entered into with Golar Hilli Corporation in July 2024, and its subsequent addenda, for the term of 20 years for the charter of the liquefaction vessel Hilli Episeyo (“FLNG Hilli”), with a nominal capacity of 2.45 million tons of LNG per year (“MTPA”), to be located on the coast of the Argentine Sea in the Province of Río Negro, with the purpose of processing natural gas from Vaca Muerta for LNG export (“BBCA Hilli”).

-

Enter into a second Bareboat Charter Agreement with Golar MKII Corporation, for the construction, lease and operation of a new liquefaction vessel, the FUJI LNG (“FLNG MKII”), for 20 years (extendable for an additional period of 5 years at SESA’s option), with a nominal capacity of 3.5 MTPA, in order to increase the capacity to process natural gas from Vaca Muerta and export LNG, subject to a final future investment decision as provided in such agreement (“BBCA MKII”).

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

35. CONTRACTUAL COMMITMENTS (cont.)

In order to supply the FLNG Hilli and FLNG MKII vessels with natural gas for the liquefaction process, SESA entered into natural gas supply agreements (“GSA”) with PAE, Sur Inversiones Energéticas, Pampa and Wintershall for the term of 20 years (see Note 36.f)). In this regard, in order for both vessels to operate all year round, SESA contemplates the construction of a dedicated gas pipeline between the Province of Neuquén and the San Matías Gulf in the Province of Río Negro. Operations of the FLNG Hilli vessel are expected to commence in late 2027 or early 2028 and those of the FLNG MKII vessel are expected to commence in late 2028.

As of the date of issuance of these condensed interim consolidated financial statements, the shareholding in SESA is as follows: PAE (30%), Sur Inversiones Energéticas (25%), Pampa (20%), Wintershall (15%) and Golar Subholding (10%). The Company has entered into the GSA and the SESA Shareholders’ Agreement guaranteeing the obligations of its subsidiary Sur Inversiones Energéticas under such agreements. In addition, the Company will grant guarantees in favor of Golar Hilli Corporation for up to US$ 137.5 million and in favor of Golar MKII Corporation for up to US$ 187.5 million representing 25% of Sur Inversiones Energéticas’ equity interest in SESA.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

36. MAIN REGULATIONS

36.a) Regulations applicable to the hydrocarbon industry

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Note 36.a) to the annual consolidated financial statements.

36.b) Regulations applicable to the Midstream and Downstream business segment

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Notes 36.b), 36.c.1), 36.c.2) “LNG” section and 36.c.4) to the annual consolidated financial statements.

36.c) Regulations applicable to the LNG and Integrated Gas business segment

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Notes 36.c.1) and 36.c.2) to the annual consolidated financial statements.

36.d) Regulations applicable to the New Energies business segment

Updates to the regulatory framework described in Notes 36.c.3), 36.c.5) and 36.c.6) to the annual consolidated financial statements for the three-month period ended March 31, 2025, are described below:

36.d.1) Regulatory requirements applicable to natural gas distribution

Tariff schemes and tariff renegotiations

ENARGAS, through several resolutions, approved the transition tariff schemes to be applied by Metrogas until the rates resulting from the RQT came into force in accordance with the provisions of Decree No. 55/2023.

On April 30, 2025, ENARGAS Resolution No. 257/2025 was published, which approved: (i) the RQT corresponding to Metrogas; (ii) the segmentation of residential users; (iii) the investment plans for the five-year period 2025 - 2030; and (iv) the initial tariff scheme and the schemes of rates and charges corresponding to Metrogas effective as from May 1, 2025. The increase expected as a result of the RQT process will be effective in 31 consecutive monthly increases, which recognizes a cost for the deferral at a real weighted average cost of the capital employed rate in pesos of 7.64% and establishes that the increase in distribution tariffs for May 2025 applicable to residential users and general service customers will be 3%. The application of the remaining increase derived from the RQT will be completed in the remaining 30 installments, plus the recognition of the cost of the aforementioned deferral.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

Procedure for the compensation of the lower revenues received by natural gas distributors from their users

On January 31, 2025, SE Resolution No. 24/2025 repealed as from February 1, 2025 MINEM Resolution No. 508-E/2017, which established the procedure to compensate natural gas distributors for lower revenues due to benefits and/or bonuses and higher costs of UNG and unified the compensation mechanisms for lower revenues received as a consequence of the application of incentive programs involving bonuses on the price of natural gas in the PIST. The amounts to be compensated will be deducted from the amounts to be paid by distributors to natural gas producers and will be directly compensated by the SE through the Plan GasAr 2023-2028.

36.d.2) Regulatory framework associated with electric power generation

CAMMESA

The SE, through complementary notes to SE Resolution No. 21/2025, informed to CAMMESA of the “Guidelines for the Standardization of the MEM and its Progressive Adaptation”, which detail the modifications foreseen for the management of fuels, the determination of prices and the operation of the term market and the spot market are detailed.

36.e) Incentive programs for hydrocarbon production

Updates to the regulatory framework described in Note 36.d) to the annual consolidated financial statements for the three-month period ended March 31, 2025, are described below:

36.e.1) Incentive programs for natural gas production

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

The SE, through several resolutions, approves the natural gas prices at the PIST to be passed-through to end-users in connection with current contracts entered into within the framework of the Plan GasAr 2023-2028.

The SE, through complementary notes to SE Resolution No. 21/2025, instructed CAMMESA to apply a new order of priority for the dispatch of natural gas and established that the acquisition of fuels will be carried out through 2 modalities: (i) auctions by CAMMESA for the purchase of spot volumes; and (ii) bids by which generators auction volumes with a maximum reference price based on round 4.2. of the Plan GasAr 2023-2028.

36.f) Investment incentive programs

Updates to the regulatory framework described in Note 36.e) to the annual consolidated financial statements for the three-month period ended March 31, 2025, are described below:

Large Investment Incentive Regime (“RIGI”)

As of the date of issuance of these condensed interim consolidated financial statements, the following projects of the Group adhered to the RIGI:

-	LNG Project, through our subsidiary Sur Inversiones Energéticas, for the installation of a floating natural gas liquefaction plant to obtain LNG, see Note 35.b) section “LNG Project”.

-	Vaca Muerta Sur Project, through our associate VMOS, for the construction of a crude oil transportation infrastructure project.

-	El Quemado solar farm, through our joint venture YPF EE, for the construction of a solar farm for electricity generation.

36.g) Tax regulations

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Note 36.f) to the annual consolidated financial statements.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

36.h) Custom regulations

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Note 36.g) to the annual consolidated financial statements.

36.i) Regulations related to the Foreign Exchange Market

Updates to the regulatory framework described in Note 36.h) to the annual consolidated financial statements for the three-month period ended March 31, 2025, are described below:

On April 11, 2025, the Argentine Government announced measures to loosen the foreign exchange regime and reinforce the monetary framework. By virtue of this, the BCRA implemented a new foreign exchange regime in which certain restrictions to access the Foreign Exchange Market were eliminated. The following are the main measures: (i) the “crawling peg” adjustment mechanism is eliminated and the dollar exchange rate in the Foreign Exchange Market may fluctuate in a range between 1,000 pesos and 1,400 pesos, whose limits will be increased at a rate of 1% per month; (ii) the “blend” dollar was eliminated (see Note 36.i) “Export Increase Program” section); (iii) certain foreign exchange restrictions to individuals for the purchase of foreign currency were eliminated; (iv) access to the Foreign Exchange Market is allowed without prior approval of the BCRA for the payment of dividends to non-resident shareholders accrued as from fiscal years beginning on or after January 1, 2025; and (v) the terms for the payment of foreign trade transactions are flexibilized, eliminating the schedule established by the BCRA for access to the Foreign Exchange Market without prior approval for the payment of imports of goods with customs entry registration as from December 13, 2023 and of services rendered and/or accrued as from such date.

The aforementioned measures adopted by the Argentine Government will be financially supported by a new Extended Facilities Facility (“EFF”) agreed with the International Monetary Fund (“IMF”). In this regard, on March 11, 2025, through DNU No. 179/2025, the PEN approved to enter into a new EFF with the IMF, which was approved by the Chamber of Deputies of the Argentine Congress on March 19, 2025. On April 8 and April 11, 2025, the IMF and the Argentine Government, respectively, announced that they had reached an agreement on a comprehensive economic program based on a 4-year EFF for a total of US$ 20 billion, which includes quarterly reviews of targets.

Export Increase Program

On April 14, 2025, Decree No. 269/2025 repealed the Export Increase Program and as from such date the proceeds from the export of goods and services, pre-export financings, post- export financings and advance payments must be settled 100% through the Foreign Exchange Market within a general term of 20 days.

36.j) Decree of Necessity and Urgency (“DNU” by its acronym in Spanish) No. 70/2023

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Note 36.i) to the annual consolidated financial statements.

36.k) Law of Bases and Starting Points for the Freedom of Argentines No. 27,742 (“Bases Law”) and Regulatory Decree No 1,057/2024 (“Decree No 1,057/2024”)

During the three-month period ended March 31, 2025, there were no significant updates to the regulatory framework described in Note 36.j) to the annual consolidated financial statements.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

36.l) CNV regulatory framework

Information requirements as Settlement and Clearing Agent and Trading Agent

As of the date of issuance of these condensed interim consolidated financial statements, the Company is registered in the CNV under the category “Settlement and Clearing Agent and Trading Agent - Direct Participant”, record No. 549. Considering the Company’s business and the CNV Rules, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

36. MAIN REGULATIONS (cont.)

In accordance with the CNV Rules, the Company is subject to the provisions of Article 5 c), Chapter II, Title VII of the CNV Rules, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Article 13, Chapter II, Title VII, of the CNV Rules, as of March 31, 2025, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 657.

Additional and/or complementary information

According to the dispositions established in Article 3, item 7, section d), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of unpaid accrued dividends on preferred shares, we inform that the Company has not issued any preferred shares.

According to the dispositions established in Article 3, item 7, section e), Chapter III, Title IV of the CNV rules relating to the disclosure requirement of the conditions, circumstances and deadlines for the cessation of restrictions to the distribution of unappropriated retained earnings and losses and/or reserves, we inform that the restrictions to the distribution of unappropriated retained earnings and losses and/or reserves are detailed in Note 31 to the annual consolidated financial statements.

In accordance with the limits set forth in Article 31 of the LGS and in accordance with the provisions of Article 6, Chapter III, Title IV of the CNV regulations, we inform those investments in other companies, excluding those with complementary or integrating corporate purpose, do not exceed such limits.

Documentation keeper

According to the dispositions established in Article 48, Section XII, Chapter IV, Title II of the CNV Rules, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

-	AdeA Administradora de Archivos S.A., located in Barn 3 - Route 36, Km. 31.5 - Florencio Varela - Province of Buenos Aires.

-	File S.R.L., located in Panamericana and R.S. Peña - Blanco Encalada - Luján de Cuyo - Province of Mendoza.

-	Custodia Archivos del Comahue S.A., Parque Industrial Este, Block N Plot No. 2 - Capital of Neuquén, Province of Neuquén.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in Section 5, Subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

Effect of the translation of the shareholders’ contributions

In accordance with the requirement of the Article 5, Chapter III, Title IV, of the CNV Rules, the table below discloses the translation effect corresponding to the accounts of “Capital”, “Adjustment to capital”, “Treasury shares” and “Adjustment to treasury shares”, which is included within “Other comprehensive income” in the statement of changes in shareholder’s equity:

	For the three-month periods ended March 31,
	2025	2024
Balance at the beginning of the fiscal year	4,043,221	3,163,700
Other comprehensive income	165,199	194,881

Balance at the end of the period	4,208,420	3,358,581

As of March 31, 2025 and 2024, the translation effect corresponding to the “Issuance premiums” account amounts to 685,753 and 547,520, respectively, and is included within “Other comprehensive income” in the statement of changes in shareholder’s equity.

In addition, as of March 31, 2025 and 2024, the translation effect corresponding to the accounts “Share-based benefit plans”, “Acquisition cost of treasury shares” and “Share trading premium” amounts to (68,632) and (53,777), respectively, and is included within “Other comprehensive income” in the statement of changes in shareholder’s equity.

The dates indicated correspond to the date of publication in the respective Official Gazettes, unless otherwise indicated.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The tables below present the balances with associates and joint ventures as of March 31, 2025 and December 31, 2024:

	March 31, 2025
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	4,402	8,485	1,074	48,464	-	-
Profertil	-	108	8,063	-	2,477	-	-
MEGA	-	-	72,474	-	98	607	14,713
Refinor	-	-	10,637	-	850	-	-
OLCLP	-	469	-	-	3,888	-	-
Sustentator	-	-	42	-	-	-	-
CT Barragán	-	-	1	-	-	-	-
OTA	-	-	3	-	2,807	-	-
OTC	-	-	-	-	-	-	-

	-	4,979	99,705	1,074	58,584	607	14,713

Associates:
CDS	-	16	49	-	-	-	-
YPF Gas	-	1,475	16,726	-	1,411	-	-
Oldelval	166,176	10,760	69	4,946	13,340	-	-
Termap	-	-	-	-	2,223	-	-
GPA	-	-	-	-	2,167	-	-
Oiltanking	37,632	13,475	3	629	4,093	-	-
Gas Austral	-	-	401	-	21	-	-
VMOS	-	49,779	27,982	-	-	21,403	-

	203,808	75,505	45,230	5,575	23,255	21,403	-

	203,808	80,484	144,935	6,649	81,839	22,010	14,713

	December 31, 2024
	Other receivables		Trade receivables	Investments in financial assets	Accounts payable	Contract liabilities	Contract assets
	Non-Current	Current	Current	Current	Current	Current	Current
Joint Ventures:
YPF EE	-	3,792	3,665	2,766	44,087	-	-
Profertil	-	150	14,498	-	16,773	-	-
MEGA	-	-	51,473	-	862	-	16,099
Refinor	-	-	11,219	-	866	-	-
OLCLP	-	501	5	-	2,801	-	-
Sustentator	-	-	41	-	-	-	-
CT Barragán	-	-	-	-	-	-	-
OTA	-	-	3	-	2,278	-	-
OTC	-	-	-	-	-	-	-

	-	4,443	80,904	2,766	67,667	-	16,099

Associates:
CDS	-	15	561	-	-	-	-
YPF Gas	-	1,109	20,728	-	1,252	-	-
Oldelval	144,944	4,620	63	4,329	13,136	-	-
Termap	-	-	-	-	2,846	-	-
GPA	-	-	-	-	3,471	-	-
Oiltanking	19,259	8,030	170	559	4,437	-	-
Gas Austral	-	-	323	-	21	-	-
VMOS	-	17,354	-	-	-	-	-

	164,203	31,128	21,845	4,888	25,163	-	-

	164,203	35,571	102,749	7,654	92,830	-	16,099

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

The table below presents the transactions with associates and joint ventures for the three-month periods ended March 31, 2025 and 2024:

	For the three-month periods ended March 31,
	2025			2024
	Revenues	Costs and expenses	Net interest income (loss)	Revenues	Costs and expenses	Net interest income (loss)
Joint Ventures:
YPF EE	5,186	38,232	48	3,981	23,970	84
Profertil	17,572	16,486	-	16,992	21,881	18
MEGA	90,718	1,063	-	50,444	742	-
Refinor	17,259	2,752	215	14,976	2,333	294
OLCLP	216	3,730	-	195	2,827	-
Sustentator	-	-	-	-	-	-
CT Barragán	2	-	-	2	-	-
OTA	11	6,123	-	8	3,049	-
OTC	-	-	-	-	39	-

	130,964	68,386	263	86,598	54,841	396

Associates:
CDS	-	-	3	-	-	-
YPF Gas	19,391	1,164	10	9,862	411	(1)
Oldelval	123	18,892	1	86	13,250	2
Termap	-	6,328	-	-	4,520	-
GPA	-	6,601	-	-	3,654	-
Oiltanking	8	6,345	1	13	4,723	-
Gas Austral	890	-	-	464	4	-
VMOS	4,679	-	-	-	-	-

	25,091	39,330	15	10,425	26,562	1

	156,055	107,716	278	97,023	81,403	397

Additionally, in the normal course of business, and considering being the main energy group of Argentina, the Group’s clients and suppliers portfolio encompasses both private sector as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances (14)		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		March 31, 2025	December 31, 2024	For the three-month periods ended March 31,
Client / Suppliers	Ref.			2025	2024
SE	(1) (13)	20,878	20,800	6,396	22,959
SE	(2) (13)	6,487	5,777	674	660
SE	(3) (13)	167	167	-	-
SE	(4) (13)	1,616	5,259	1,514	781
SE	(5) (13)	6,813	6,813	-	-
Secretary of Transport	(6) (13)	68	68	-	1,184
CAMMESA	(7)	104,686	82,315	143,628	92,192
CAMMESA	(8)	(1,707)	(1,979)	(1,617)	(9,353)
ENARSA	(9)	74,030	69,435	25,928	7,863
ENARSA	(10)	(72,821)	(70,561)	(2,497)	(8,276)
Aerolíneas Argentinas S.A.	(11)	31,311	28,307	84,336	78,543
Aerolíneas Argentinas S.A.	(12)	(8)	(13)	(8)	-

(1)	Benefits for the Plan GasAr 2020-2024 and Plan GasAr 2023-2028, see Note 36.d.1) to the annual consolidated financial statements.

(2)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks, see Note 36.d.2) “Propane Network Agreement” section to the annual consolidated financial statements.

(3)

Benefits for the recognition of the financial cost generated by payment deferral by providers of the distribution service of natural gas and undiluted propane gas through networks, see Note 37 to the annual consolidated financial statements.

(4)

Compensation for the lower income that natural gas distribution service by networks licensed companies receive from their users for the benefit of Metrogas, see Note 36.c.3) to the annual consolidated financial statements.

(5)	Compensation by Decree No. 1,053/2018, see Note 36.c.1) to the annual consolidated financial statements.

(6)	Compensation for providing diesel to public transport of passengers at a differential price, see Note 37 to the annual consolidated financial statements.

(7)	Sales of fuel oil, diesel, natural gas and transportation and distribution service.

(8)	Purchases of electrical energy.

(9)	Sales of natural gas and provision of regasification service of LNG and construction inspection service.

(10)	Purchases of natural gas and crude oil.

(11)	Sales of jet fuel.

(12)	Purchases of miles for YPF Serviclub Program and publicity expenses.

(13)

Income from incentives recognized according to IAS 20 “Accounting for government grants and disclosure of government assistance”, see Note 2.b.12) “Income from Government incentive programs” section to the annual consolidated financial statements.

(14)	Do not include, if applicable, the provision for doubtful trade receivables.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

37. BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 16, 17 and 23 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

As of March 31, 2025, the Group holds Bonds of the Argentine Republic 2029 and 2030, BCRA bonds (BOPREAL, for its acronym in spanish) and bills issued by the National Government identified as investments in financial assets (see Note 16).

In addition, in connection with the investment agreement signed between YPF and subsidiaries of Chevron Corporation, YPF has an indirect non-controlling interest in Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”). During the three-month periods ended March 31, 2025 and 2024, YPF and CHNC carried out transactions such as the purchases of crude oil by YPF for 142,604 and 104,912, respectively, among others. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of March 31, 2025 and December 31, 2024 amounts to 56,357 and 64,886, respectively. See Note 37 to the annual consolidated financial statements.

The table below presents the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and first-line executives, managers with executive functions appointed by the Board of Directors, for the three-month periods ended March 31, 2025 and 2024:

	For the three-month periods ended March 31,
	2025		2024
Short-term benefits (1)	6,092		4,484
Share-based benefits	3,251		498
Post-retirement benefits	238		96

	9,581	(2)	5,078	(2)

(1)	Does not include social security contributions of 1,373 and 739 for the three-month periods ended March 31, 2025 and 2024, respectively.
(2)

The accrued compensation for the YPF’s key management personnel, to the functional currency of the Company, correspond to US$ 9 million and US$ 6 million for the three-month periods ended March 31, 2025 and 2024, respectively.

38. EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 38 to the annual consolidated financial statements describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The amount charged to expense related to the Retirement Plan was 1,400 and 753 for the three-month periods ended March 31, 2025 and 2024, respectively.

Short-term benefit programs

The amount charged to expense related to the short-term benefit programs was 45,383 and 12,826 for the three-month periods ended March 31, 2025 and 2024, respectively.

Share-based benefit plans

As of March 31, 2025, there are 4.6 million number of PSARs outstanding with and a weighted average fair value of US$ 20.77 per PSARs. The amount charged to expense in relation with Value Generation Plan was a recovery due to changes in the fair value estimate of the option of 604 for the three-month period ended March 31, 2025. As of December 31, 2024, weighted average fair value was US$ 28.6 per PSARs.

The amount charged to expense in relation with the remaining share-based benefit plans was 2,770 and 754 to be settled in equity instruments, and 197 and 2,872 to be settled in cash, for the three-month periods ended March 31, 2025 and 2024, respectively.

Note 2.b.11) to the annual consolidated financial statements describes the accounting policies for share-based benefit plans. Repurchases of treasury shares are disclosed in Note 32.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, except for shares and per share amounts expressed in Argentine pesos, or as otherwise indicated)

39. ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	March 31, 2025				December 31, 2024
	Amount in currencies other than the peso		Exchange rate in force (1)	Total	Amount in currencies other than the peso		Exchange rate in force (1)	Total
Non-current assets
Other receivables
U.S. dollar	209		1,071.00	224,262	176		1,029.00	181,133
Bolivian peso	28		153.88	4,290	21		147.84	3,092

Total non-current assets				228,552				184,225

Current assets
Other receivables
U.S. dollar	233		1,071.00	250,047	226		1,029.00	232,470
Euro	-	(2)	1,156.47	2	-	(2)	1,068.62	296
Chilean peso	8,619		1.12	9,653	10,305		1.00	10,305
Swiss franc	2		1,209.27	2,207	-	(2)	1,136.43	341
Trade receivables
U.S. dollar	590		1,071.00	632,179	638		1,029.00	656,575
Euro	-	(2)	1,156.47	78	-	(2)	1,068.62	63
Chilean peso	4,788		1.12	5,363	6,183		1.00	6,183
Investments in financial assets
U.S. dollar	269		1,071.00	288,602	368		1,029.00	378,605
Cash and cash equivalents
U.S. dollar	492		1,071.00	526,792	524		1,029.00	538,683
Chilean peso	958		1.12	1,073	11,336		1.00	11,336

Total current assets				1,715,996				1,834,857

Total assets				1,944,548				2,019,082

Non-current liabilities
Provisions
U.S. dollar	997		1,074.00	1,070,940	998		1,032.00	1,029,971
Contract liabilities
U.S. dollar	149		1,074.00	159,559	113		1,032.00	116,883
Salaries and social security
U.S. dollar	32		1,074.00	34,520	33		1,032.00	33,758
Lease liabilities
U.S. dollar	343		1,074.00	368,831	406		1,032.00	418,510
Loans
U.S. dollar	7,518		1,074.00	8,074,773	7,007		1,032.00	7,231,155
Other liabilities
U.S. dollar	136		1,074.00	145,529	74		1,032.00	76,561
Accounts payable
U.S. dollar	5		1,074.00	5,588	5		1,032.00	4,701

Total non-current liabilities				9,859,740				8,911,539

Current liabilities
Liabilities directly associated with assets held for sale
U.S. dollar	2,084		1,074.00	2,238,496	2,133		1,032.00	2,201,617
Provisions
U.S. dollar	114		1,074.00	122,722	115		1,032.00	119,023
Contract liabilities
U.S. dollar	14		1,074.00	14,678	10		1,032.00	10,093
Salaries and social security
U.S. dollar	59		1,074.00	63,743	53		1,032.00	54,380
Chilean peso	1,915		1.12	2,145	1,031		1.00	1,031
Lease liabilities
U.S. dollar	348		1,074.00	373,749	369		1,032.00	381,134
Loans
U.S. dollar	2,009		1,074.00	2,157,990	1,865		1,032.00	1,924,774
Other liabilities
U.S. dollar	241		1,074.00	259,179	141		1,032.00	145,936
Accounts payable
U.S. dollar	1,207		1,074.00	1,296,508	1,301		1,032.00	1,342,952
Euro	13		1,162.39	15,527	12		1,074.31	12,992
Pound sterling	-	(2)	1,387.14	562	-	(2)	1,293.79	302
Yen	12		7.16	85	6		6.58	39
Swiss franc	-	(2)	1,210.31	195	-	(2)	1,141.31	11
Yuan	2		151.31	292	2		144.43	278
Chilean peso	1,915		1.12	2,145	2,061		1.00	2,061

Total current liabilities				6,548,016				6,196,623

Total liabilities				16,407,756				15,108,162

(1)  Exchange rate as of March 31, 2025 and December 31, 2024 according to the BNA.

(2)  Registered value less than 1.

HORACIO DANIEL MARÍN President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the CNV.

In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2025 AND COMPARATIVE INFORMATION (UNAUDITED)

(Amounts expressed in millions of Argentine pesos, or as otherwise indicated)

40. SUBSEQUENT EVENTS

On April 9, 2025, the Company issued additional Class XXX NO for US$ 204 million maturing in July 2026 at an issue price of 96.5% of nominal value. The integration of additional Class XXX NO was made in kind through the delivery of Class XXIII NO for US$ 39 million and in cash for US$ 165 million.

On May 6, 2025, the Company announced the results of the tender of the Class XXXVII NO denominated and payable in U.S. dollars maturing in May 2027, having accepted offers for US$ 140 million at a fixed nominal annual interest rate of 7%. The Class XXXVII NO will be issued and integrated in U.S. dollars on May 7, 2025.

On April 2, 2025, a Memorandum of Understanding (“MOU”) was signed with the Province of Santa Cruz and Fomicruz S.E. for the purpose of establishing the general terms and conditions upon which the assignment to the latter of the exploitation concessions “Cerro Piedra - Cerro Guadal Norte”, “Barranca Yankowsky”, “Los Monos”, “El Guadal - Lomas del Cuy”, “Cañadón Vasco”, “Cañadón Yatel”, “Pico Truncado - El Cordón”, “Los Perales - Las Mesetas”, “Cañadón León - Meseta Espinosa”, “Cañadón de la Escondida - Las Heras” and the transportation concessions associated with such concessions will be negotiated. The MOU, subject to the approval by YPF’s Board of Directors and the issuance of the corresponding provincial decree, was approved by YPF’s Board of Directors on April 9, 2025, and issued Provincial Decree No. 376/2025 on May 6, 2025.

As of the date of issuance of these condensed interim consolidated financial statements, there have been no other significant subsequent events whose effect on Group’s financial position, results of operations or their disclosure in notes to the financial statements for the period ended as of March 31, 2025, should have been considered in said financial statements under IFRS.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 7, 2025.

HORACIO DANIEL MARÍN President